Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2025 and for the nine and three-month periods ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 92, beginning on July 1, 2024

Legal address: Carlos Della Paolera 261, 9rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate and agricultural activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: Ordinary and Extraordinary General Assembly of October 28, 2022 registered in the General Inspection of Justice on December 5, 2022 under Number 22602 of Book 110 T- of Stock Companies.

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 605,049,182 common shares

Common stock subscribed, issued and paid up nominal value (millions of ARS): 605

Control Group: Eduardo S. Elsztain directly and through Inversiones Financieras del Sur S.A., Consultores Venture Capital Uruguay S.A. and Consultores Asset Management S.A..

Legal addresses: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Eduardo S. Elsztain) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (Consultores Venture Capital Uruguay S.A.) - Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina (Consultores Asset Management S.A.).

Parent companies' activity: Investment

Direct and indirect participation of the Control Group over the capital: 230,771,688 shares

Voting stock (direct and indirect equity interest): 38.55% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (millions of ARS)
Ordinary certified shares of ARS 1 face value and 1 vote each	605,049,182 (**)	605

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
ARCOS	Arcos del Gourmet S.A.
BACS	Banco de Crédito y Securitización S.A.
BHSA	Banco Hipotecario S.A.
CAMSA	Consultores Assets Management S.A.
CNV	Securities Exchange Commission (Argentina)
CODM	Chief operating decision maker
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
EHSA	Entertainment Holdings S.A.
CPF	Collective Promotion Funds
GCDI	GCDI S.A.
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IPC	Consumer's price index
IRSA	IRSA Inversiones y Representaciones S.A.
MEP	Electronic Payment Market
New Lipstick	New Lipstick LLC
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
NIS	New Israeli Shekel
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
U.S.	United States
VAM	Vista al Muelle S.A.
Zetol	Zetol Ltd.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of March 31, 2025 and June 30, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2025	06.30.2024
ASSETS
Non-current assets
Investment properties	8	2,188,573	2,301,873
Property, plant and equipment	9	648,722	671,349
Trading properties	10	51,042	25,688
Intangible assets	11	27,324	95,325
Group of assets held for sale		374	3,414
Right-of-use assets	12	115,503	105,191
Biological assets	13	44,017	36,857
Investment in associates and joint ventures	7	184,216	180,964
Deferred income tax assets	21	13,920	12,827
Income tax credit		27	18
Restricted assets	15	4,837	3,577
Trade and other receivables	16	160,585	186,331
Investment in financial assets	15	8,225	13,553
Derivative financial instruments	15	643	1,612
Total non-current assets		3,448,008	3,638,579
Current assets
Trading properties	10	27,156	541
Biological assets	13	132,916	76,652
Inventories	14	126,552	152,924
Income tax credit		2,107	3,024
Trade and other receivables	16	364,036	344,120
Investment in financial assets	15	171,388	192,144
Derivative financial instruments	15	8,465	8,843
Cash and cash equivalents	15	341,168	150,760
Total current assets		1,173,788	929,008
TOTAL ASSETS		4,621,796	4,567,587
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		845,583	915,648
Non-controlling interest		1,056,548	1,141,092
TOTAL SHAREHOLDERS' EQUITY		1,902,131	2,056,740
LIABILITIES
Non-current liabilities
Trade and other payables	18	65,165	66,526
Borrowings	20	825,119	625,464
Deferred income tax liabilities	21	786,179	839,269
Provisions	19	26,468	28,382
Payroll and social security liabilities		122	1,760
Lease liabilities	12	75,081	80,541
Derivative financial instruments	15	4,924	4,068
Total non-current liabilities		1,783,058	1,646,010
Current liabilities
Trade and other payables	18	284,605	326,802
Borrowings	20	492,494	456,275
Provisions	19	4,247	6,041
Payroll and social security liabilities		30,268	26,549
Income tax liabilities		70,821	8,813
Lease liabilities	12	36,073	24,377
Derivative financial instruments	15	18,099	15,980
Total Current liabilities		936,607	864,837
TOTAL LIABILITIES		2,719,665	2,510,847
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		4,621,796	4,567,587

The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the nine and three-month periods ended March 31, 2025 and 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	03.31.2025	03.31.2024	03.31.2025	03.31.2024
Revenues	22	687,161	702,952	199,509	218,887
Costs	23	(446,896)	(395,500)	(123,090)	(120,784)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		17,054	9,022	12,307	9,913
Changes in the net realizable value of agricultural products after harvest		1,778	4,752	3,739	(11,618)
Gross profit		259,097	321,226	92,465	96,398
Net (loss) / gain from fair value adjustment of investment properties	8	(137,439)	(588,975)	109,945	(919,253)
Gain / (loss) from disposal of farmlands		25,772	9,752	13	(232)
General and administrative expenses	24	(76,985)	(63,720)	(25,655)	(25,409)
Selling expenses	24	(58,491)	(56,597)	(18,888)	(18,064)
Other operating results, net	25	(2,386)	16,030	(1,085)	3,004
Management fees		(1,686)	(1,378)	(1,686)	11,951
Profit / (loss) from operations		7,882	(363,662)	155,109	(851,605)
Share of profit / (loss) of associates and joint ventures	7	10,010	46,279	(15,670)	(705)
Profit / (loss) before financial results and income tax		17,892	(317,383)	139,439	(852,310)
Finance income	26	5,887	70,966	2,250	50,486
Finance cost	26	(52,130)	(73,744)	(11,841)	(29,582)
Other financial results	26	115,995	173,062	14,928	467,712
Inflation adjustment	26	16,720	(24,379)	54,088	(185,803)
Financial results, net	26	86,472	145,905	59,425	302,813
Profit / (loss) before income tax		104,364	(171,478)	198,864	(549,497)
Income tax	21	(46,469)	131,491	(71,058)	220,587
Profit / (loss) for the period		57,895	(39,987)	127,806	(328,910)

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries and associates (i)		(77,391)	21,392	15,338	(303,061)
Revaluation surplus		308	2,319	8	(177)
Total other comprehensive (loss) / income for the period		(77,083)	23,711	15,346	(303,238)
Total comprehensive (loss) / income for the period		(19,188)	(16,276)	143,152	(632,148)
Profit / (loss) for the period attributable to:
Equity holders of the parent		22,228	34,835	89,042	(80,541)
Non-controlling interest		35,667	(74,822)	38,764	(248,369)
Total comprehensive (loss) / income attributable to:
Equity holders of the parent		(5,298)	43,466	94,761	(189,147)
Non-controlling interest		(13,890)	(59,742)	48,391	(443,001)
Profit / (loss) for the period per share attributable to equity holders of the parent (ii):
Basic		37.27	58.83	149.29	(136.01)
Diluted		31.14	49.76	124.74	(136.01) (iii)

(i)
Components of other comprehensive (loss)/ income have no impact on income tax.
(ii)
See Note 30 to the Annual Consolidated Financial Statements as of June 30, 2024.
(iii)
Given that the result for the period showed losses, there is no diluted effect of such result.

  The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2024	594	2	268,102	24,299	352,901	(29,397)	36,109	202,804	60,234	915,648	1,141,092	2,056,740
Profit for the period	-	-	-	-	-	-	-	-	22,228	22,228	35,667	57,895
Other comprehensive loss for the period	-	-	-	-	-	-	-	(27,526)	-	(27,526)	(49,557)	(77,083)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(27,526)	22,228	(5,298)	(13,890)	(19,188)
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	4,655	37,060	(41,715)	-	-	-
Repurchase of treasury shares	(5)	5	-	-	-	-	-	(7,075)	-	(7,075)	(8,267)	(15,342)
Reserve for share - based payments	-	-	-	-	-	(144)	-	147	-	3	179	182
Dividends distribution	-	-	-	-	-	-	-	-	(51,395)	(51,395)	(69,674)	(121,069)
Exercise of warrants (ii)	9	-	1	(1,789)	5,756	-	-	-	-	3,977	2,437	6,414
Changes in non-controlling interest	-	-	-	-	-	-	-	(18,655)	-	(18,655)	4,498	(14,157)
Other changes in shareholders' equity	-	-	-	-	-	-	-	8,378	-	8,378	-	8,378
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	173	173
Balance as of March 31, 2025	598	7	268,103	22,510	358,657	(29,541)	40,764	195,133	(10,648)	845,583	1,056,548	1,902,131

(i) Includes ARS 1 of Inflation adjustment of treasury shares as of March 31, 2025. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2024.
(ii) As of March 31, 2025, the remaining warrants to exercise amount to 79,706,994. See Note 31 to these Financial Statements.
(iii) Group’s other reserves for the period ended March 31, 2025, are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2024	(3,648)	(9,655)	36,291	2,580	173,134	4,102	202,804
Other comprehensive (loss) / income for the period	-	(27,889)	-	-	-	363	(27,526)
Total comprehensive (loss) / income for the period	-	(27,889)	-	-	-	363	(27,526)
Assignment of results - Shareholders’ meeting	-	-	(36,291)	-	73,351	-	37,060
Repurchase of treasury shares	(7,075)	-	-	-	-	-	(7,075)
Changes in non-controlling interest	-	-	-	-	-	(18,655)	(18,655)
Reserve for share-based payments	145	-	-	-	-	2	147
Other changes in shareholders' equity	-	249	-	-	-	8,129	8,378
Balance as of March 31, 2025	(10,578)	(37,295)	-	2,580	246,485	(6,059)	195,133

(i) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Consolidated Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month period ended March 31, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2023	586	7	268,054	24,948	331,656	(18,723)	25,644	220,081	164,186	1,016,439	1,329,522	2,345,961
Profit / (loss) for the period	-	-	-	-	-	-	-	-	34,835	34,835	(74,822)	(39,987)
Other comprehensive income for the period	-	-	-	-	-	-	-	8,631	-	8,631	15,080	23,711
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	8,631	34,835	43,466	(59,742)	(16,276)
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	10,465	77,551	(88,016)	-	-	-
Issuance of shares	6	(6)	-	-	-	(9,940)	-	9,940	-	-	-	-
Repurchase of treasury shares	(1)	1	-	-	-	-	-	(1,683)	-	(1,683)	(12,002)	(13,685)
Reserve for share-based payments	-	-	-	-	-	(733)	-	190	-	(543)	(998)	(1,541)
Exercise of warrants	1	-	15	(208)	7,213	-	-	-	-	7,021	522	7,543
Changes in non-controlling interest	-	-	-	-	-	-	-	(38,604)	-	(38,604)	64,591	25,987
Dividends distribution	-	-	-	-	-	-	-	-	(121,280)	(121,280)	(150,295)	(271,575)
Other changes in shareholders' equity	-	-	-	-	-	-	-	5,883	(5,883)	-	-	-
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	111	111
Integration of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	4,347	4,347
Balance as of March 31, 2024	592	2	268,069	24,740	338,869	(29,396)	36,109	281,989	(16,158)	904,816	1,176,056	2,080,872

(i) Includes ARS 25 nof Inflation adjustment of treasury shares as of March 31, 2024. See Note 19 to the Annual Consolidated Financial Statements as of June 30, 2024.
(ii) Group’s other reserves for the period ended March 31, 2024, are comprised as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2023	(12,648)	29,069	-	2,580	167,251	33,829	220,081
Other comprehensive income for the period	-	6,926	-	-	-	1,705	8,631
Total comprehensive income for the period	-	6,926	-	-	-	1,705	8,631
Assignment of results - Shareholders’ meeting	-	-	77,551	-	-	-	77,551
Repurchase of treasury shares	(1,683)	-	-	-	-	-	(1,683)
Issuance of shares	9,940	-	-	-	-	-	9,940
Changes in non-controlling interest	-	-	-	-	-	(38,604)	(38,604)
Reserve for share-based payments	743	-	-	-	-	(553)	190
Other changes in shareholders' equity	-	-	-	-	5,883	-	5,883
Balance as of March 31, 2024	(3,648)	35,995	77,551	2,580	173,134	(3,623)	281,989

(i) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Consolidated Financial Statements.
))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the nine-month periods ended March 31, 2025 and 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2025	03.31.2024
Operating activities:
Net cash generated from operating activities before income tax paid	17	14,136	103,785
Income tax paid		(12,502)	(9,142)
Net cash generated from operating activities		1,634	94,643
Investing activities:
Proceeds from the sale of participation in associates and joint ventures		6,030	31,075
Capital contributions to associates and joint ventures		(33)	-
Proceeds from sales of intangible assets		-	12
Acquisition and improvement of investment properties		(28,566)	(11,537)
Proceeds from sales of investment properties		7,114	47,013
Acquisitions and improvements of property, plant and equipment		(29,408)	(82,981)
Acquisition of intangible assets		(2,613)	(2,111)
Proceeds from sales of property, plant and equipment		19,538	71,379
Dividends collected from associates and joint ventures		302	773
Proceeds from loans granted		721	1,951
Acquisitions of investments in financial assets		(463,613)	(424,792)
Proceeds from disposal of investments in financial assets		442,417	502,987
Interest received from financial assets		14,590	16,706
Payments of derivative financial instruments		(391)	(1,789)
Net cash (used in) / generated from investing activities		(33,912)	148,686
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		631,291	334,707
Payment of borrowings and non-convertible notes		(252,433)	(283,019)
Obtaining of short term loans, net		59,630	6,596
Interest paid		(68,289)	(131,175)
Capital contributions from non-controlling interest in subsidiaries		173	9,123
Lease liabilities paid		(4,535)	(2,245)
Repurchase of treasury shares		(15,342)	(13,685)
Dividends paid		(81,889)	(224,290)
Exercise of warrants		6,414	7,543
Repurchase of non-convertible notes		(54,829)	(6,603)
Net cash generated from / (used in) financing activities		220,191	(303,048)
Net increase / (decrease) in cash and cash equivalents		187,913	(59,719)
Cash and cash equivalents at the beginning of the period	15	150,760	190,247
Foreign exchange gain on cash and unrealized fair value result for cash equivalents		10,009	49,650
Inflation adjustment		(7,514)	(18,552)
Cash and cash equivalents at the end of the period	15	341,168	161,626

 The accompanying notes are an integral part of these Financial Statements.

))
Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in millions of Argentine pesos, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A., Agroinvestment S.A and Consultores Venture Capital Uruguay S.A. This entities are companies incorporated in Uruguay and belong to the same controlling group and the ultimate beneficiary is Eduardo S. Elsztain.

The Board of Directors has approved these Financial Statements for issuance on May 8, 2025.

As of March 31, 2025, the Group operates in two major business lines: (i) agricultural business and (ii) urban property and investment business.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's annual Consolidated Financial Statements as of June 30, 2024 prepared in accordance with IFRS Accounting Standards, issued by the IASB. Also, these financial statements include additional information required by Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS Accounting Standards.

These financial statements as of March 31, 2025 and for the interim periods of nine months ended March 31, 2025 and 2024 have not been audited. Management considers that they include all the necessary adjustments to fairly state the results of each period. Interim period results do not necessarily reflect the proportion of the Group's results for the entire fiscal years.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as highly inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. For that reason, in accordance with IAS 29, Argentina must be considered a country with a highly inflationary economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it is determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The table below presents the index for the period between the last fiscal year and as of March 31, 2025, and for the 12 month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution 539/18.

	As of March 31, 2025 (nine months)	As of March 31, 2025 (twelve months)
Price variation	32%	56%

As a consequence of the aforementioned, these financial statements as of March 31, 2025, were restated in accordance with IAS 29.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3
Comparability of information

Balance items as of June 30, 2024, and March 31, 2024, presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such periods, restated according to IAS 29 (See Note 2.1).

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since June in the case of corn and soybean since March, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

4.
Acquisitions and disposals

Significant acquisitions and disposals for the nine-month period ended March 31, 2025 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2024, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Acquisition of “Agrícola Nova Horizonte” - Brasilagro

On May 20, 2024, BrasilAgro acquired Agrícola Nova Horizonte S.A., an agricultural company focused on grain production, with 4,767 hectares leased for 16 years, at an average price of 13 bags per hectare. This acquisition aligns with the Group’s strategy to expand its presence in the sector, increase market share, and optimize agricultural operations.

On August 6, 2024, after fulfilment of the conditions precedent, the closing agreement was signed and BrasilAgro assumed control of the operations. As of that date, the assets and liabilities of the acquired company will be consolidated.

The total value of the acquisition was BRL 6.2 million, as stipulated in the contract. The contract provided for a price adjustment to reflect the variation between June 30, 2024 and the date of the transaction, in accordance with the criteria previously established between the parties.

The amounts are expressed in the currency of the transaction date.

Sale of fraction of “Alto Taquari” farm - Brasilagro

On September 26, 2024, Brasilagro completed the sale of the remaining balance of 1,157 hectares of the Alto Taquari farm, a rural property located in the municipalities of Alto Taquari and Araputanga - Mato Grosso. The contract was signed on September 1, 2021 and established the transfer of possession in two stages, the first being on October 10, 2021.

The amount to be paid was set at 1,272,274 bags of soybeans, equivalent to BRL 189.4 million on the date of the transaction. The gain has been recognized during the current period.

Sale of fraction of “Rio do meio” farm – Brasilagro

On September 30, 2024, Brasilagro transferred 190 hectares due to the sale of the Rio do Meio farm, a rural property located in the municipality of Correntina-Bahia. The contract was signed on November 8, 2022 and established the transfer of ownership in four stages, this being the third, the deadline for the fourth and final transfer is set for July 2025.

The amount to be paid was set at 54,053 bags of soybeans, equivalent to BRL 7 million on the date of the transaction. The gain has been recognized during the current period.

Sale of fraction of “Los Pozos” farm - CRESUD

On September 30, 2024, Cresud signed the transfer of ownership deed for the sale of a fraction of the farmland of the establishment called “Los Pozos” located in the province of Salta, with a total area of 3,630 hectares, leaving a remainder of approximately 231,700 hectares of said establishment in the hands of the Company. The total price was USD 2.23 million (USD/ha 614), of which USD 1.1 million have been collected to date. The remaining balance of USD 1.13 million, guaranteed with a mortgage on the property, will be collected in a single installment in September 2025.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The amounts are expressed in the currency of the transaction date.

Urban property business and investments

Payment of installments for share purchase - Zetol

On July 12, 2024, the payment of the installments for the purchase of shares in Zetol, corresponding to Towers 3 and 4, was completed for a total amount of USD 8.9 million, including units, parking spaces, and credits in favor of VAM and Zetol for Towers 1 and 2.

The amounts are expressed in the currency of the transaction date.

Purchase of property adjacent to Alto Avellaneda shopping mall - IRSA

On August 1, 2024, IRSA acquired a property adjacent to its Alto Avellaneda shopping mall, located at Gral. Güemes 861, Avellaneda, Province of Buenos Aires.

The property has a total area of 86,861 square meters and a built-up area of 32,660 square meters, with potential for future expansion.

The purchase price was set at USD 12.2 million, of which USD 9.2 million has already been paid, and the remaining USD 3 million will be settled upon the transfer of the title deed, which will be granted within 3 years from the signing of the preliminary sales agreement. The transaction includes the assignment to IRSA of the existing lease agreements until their original expiration and the signing of a new lease agreement with the supermarket for 3 years.

The amounts are expressed in the currency of the transaction date.

Merger by absorption of IRSA and Centro de Entretenimiento La Plata S.A. - IRSA

On September 11, 2024, IRSA and Centro de Entretenimiento La Plata S.A. (CELAP) Boards of Directors approved the prior merger agreement between both companies and the corresponding special financial statements as of June 30, 2024, initiating the corporate reorganization process under the terms of art. 82 et seq. of the General Law of Companies. The merger process has particular characteristics given that IRSA is included in the public offering regime, reason why, not only apply the current provisions of the General Law of Companies but also the procedures established regarding reorganization of companies of the Regulations of the CNV and the markets, both national and foreign, where its shares are listed.

The merger was carried out in order to streamline the technical, administrative, operational and economic resources of both Companies.

On October 14 and 28, 2024, the Shareholders' Meetings of IRSA and CELAP, respectively, were held, approving the merger by absorption, whose effective date was established on July 1, 2024. As of that date, the transfer of the entire equity of the absorbed company to the absorbing company, thereby incorporating all its rights and obligations, assets and liabilities into the equity of the absorbing company.

Likewise, and in accordance with the prior merger agreement, there is no exchange ratio, since IRSA, in its capacity as the controlling company of CELAP with a 100% share, does not receive its own shares given that its holding in CELAP is already incorporated into its equity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

“261 Della Paolera” floor sale - IRSA

On October 15, 2024, IRSA sold a floor of the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 square meters and 8 parking lots located in the building.

The transaction price was approximately USD 7.1 million (MEP) (See Note 8) (USD/ square meters 6,000), of which USD 6.0 million has already been paid and the balance of USD 1.1 million, granted with a mortgage, will be paid in 24 monthly installments accruing an interest rate of 8% annually.

After this operation, IRSA retains ownership of 3 floors of the building with an approximate leasable area of 3,670 square meters in addition to parking lots and other complementary spaces.

Purchase of Shopping Mall “Terrazas de Mayo” - IRSA

On December 3, 2024, IRSA signed an agreement to acquire the business assets of the “Terrazas de Mayo” shopping mall located at the intersection of routes 8 and 202, in front of Campo de Mayo, in the Malvinas Argentinas district, in the northwest of Greater Buenos Aires. The shopping mall has 86 stores, 20 stands and a built-up area of 33,700 square meters, which includes 15 gastronomic stores and 10 movie theaters.

The amount of the operation was set at USD 27.75 million, of which 60% was paid at the time of signing the bill with possession, 20% will be paid at the time of signing the final deed and 20% remaining 36 months from the signing of the deed. Implicit interests have been segregated for a total of USD 1.5 million.

Sale of lots – "Ramblas del Plata" - IRSA

On January 27, 2025, IRSA signed two sales agreements for two lots. The total price of both transactions was approximately USD 23.4 million, of which 30% was paid at the time of signing the bill. The remaining balance of approximately USD 16.4 million will be paid upon signing the deeds and transferring possession.

Additionally, during February and March 2025, IRSA signed two barter agreements for eight lots, for a total amount of approximately USD 38.5 million, which will be paid to IRSA through a cash advance and saleable square meters to be received in the future.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2024 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, (either measured at fair value or amortized cost).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business.

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statement of Income and Other Comprehensive Income of the Group for the nine-month periods ended March 31, 2025 and 2024:

	03.31.2025
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	353,159	269,586	622,745	(1,510)	67,952	(2,026)	687,161
Costs	(316,046)	(62,669)	(378,715)	151	(68,332)	-	(446,896)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	15,226	-	15,226	-	-	1,828	17,054
Changes in the net realizable value of agricultural products after harvest	1,778	-	1,778	-	-	-	1,778
Gross profit / (loss)	54,117	206,917	261,034	(1,359)	(380)	(198)	259,097
Net (loss) / gain from fair value adjustment of investment properties	(1,322)	(135,893)	(137,215)	(224)	-	-	(137,439)
Gain from disposal of farmlands	25,772	-	25,772	-	-	-	25,772
General and administrative expenses	(31,344)	(46,036)	(77,380)	233	-	162	(76,985)
Selling expenses	(41,214)	(17,400)	(58,614)	83	-	40	(58,491)
Other operating results, net	3,403	(5,969)	(2,566)	(2)	214	(32)	(2,386)
Management fees	-	-	-	-	(1,686)	-	(1,686)
Profit / (loss) from operations	9,412	1,619	11,031	(1,269)	(1,852)	(28)	7,882
Share of (loss) / profit of associates and joint ventures	(42)	9,155	9,113	897	-	-	10,010
Segment profit / (loss)	9,370	10,774	20,144	(372)	(1,852)	(28)	17,892

Reportable assets	942,111	2,467,166	3,409,277	361	-	1,212,158	4,621,796
Reportable liabilities (*)	-	-	-	-	-	(2,719,665)	(2,719,665)
Net reportable assets	942,111	2,467,166	3,409,277	361	-	(1,507,507)	1,902,131

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the period ended March 31, 2024:

	03.31.2024
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	371,988	276,363	648,351	(1,456)	58,106	(2,049)	702,952
Costs	(287,572)	(48,710)	(336,282)	176	(59,394)	-	(395,500)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	8,256	-	8,256	-	-	766	9,022
Changes in the net realizable value of agricultural products after harvest	4,752	-	4,752	-	-	-	4,752
Gross profit / (loss)	97,424	227,653	325,077	(1,280)	(1,288)	(1,283)	321,226
Net loss from fair value adjustment of investment properties	(68)	(589,004)	(589,072)	97	-	-	(588,975)
Gain from disposal of farmlands	9,752	-	9,752	-	-	-	9,752
General and administrative expenses	(31,903)	(32,347)	(64,250)	177	-	353	(63,720)
Selling expenses	(39,177)	(18,651)	(57,828)	148	-	1,083	(56,597)
Other operating results, net	22,037	(6,318)	15,719	(24)	488	(153)	16,030
Management fees	-	-	-	-	(1,378)	-	(1,378)
Profit / (loss) from operations	58,065	(418,667)	(360,602)	(882)	(2,178)	-	(363,662)
Share of profit / (loss) of associates and joint ventures	1,723	44,085	45,808	471	-	-	46,279
Segment profit / (loss)	59,788	(374,582)	(314,794)	(411)	(2,178)	-	(317,383)

Reportable assets	1,133,018	2,431,615	3,564,633	6,722	-	1,084,603	4,655,958
Reportable liabilities (*)	-	-	-	-	-	(2,575,086)	(2,575,086)
Net reportable assets	1,133,018	2,431,615	3,564,633	6,722	-	(1,490,483)	2,080,872

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes ARS (380) and ARS (1,288) corresponding to Expenses and FPC as of March 31, 2025, and 2024, respectively, and ARS 1,686 and ARS 1,378 to management fees, as of March 31, 2025, and 2024, respectively.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements.
(*)
The CODM focuses its review on reportable assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	03.31.2025
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	220,754	-	-	132,405	353,159
Costs	(186,435)	(215)	-	(129,396)	(316,046)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	15,226	-	-	-	15,226
Changes in the net realizable value of agricultural products after harvest	1,778	-	-	-	1,778
Gross profit / (loss)	51,323	(215)	-	3,009	54,117
Net loss from fair value adjustment of investment properties	-	(1,322)	-	-	(1,322)
Gain from disposal of farmlands	-	25,772	-	-	25,772
General and administrative expenses	(16,935)	(64)	(4,745)	(9,600)	(31,344)
Selling expenses	(24,676)	(826)	-	(15,712)	(41,214)
Other operating results, net	(264)	1,646	-	2,021	3,403
Profit / (loss) from operations	9,448	24,991	(4,745)	(20,282)	9,412
Share of profit / (loss) of associates and joint ventures	1,131	-	-	(1,173)	(42)
Segment profit / (loss)	10,579	24,991	(4,745)	(21,455)	9,370

Investment properties	-	58,069	-	-	58,069
Property, plant and equipment	565,061	1,707	-	3,658	570,426
Investments in associates and joint ventures	9,938	-	-	377	10,315
Other reportable assets	248,866	374	-	54,061	303,301
Reportable assets	823,865	60,150	-	58,096	942,111

	03.31.2024
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	255,544	-	-	116,444	371,988
Costs	(216,051)	(228)	-	(71,293)	(287,572)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	8,256	-	-	-	8,256
Changes in the net realizable value of agricultural products after harvest	4,752	-	-	-	4,752
Gross profit / (loss)	52,501	(228)	-	45,151	97,424
Net loss from fair value adjustment of investment properties	-	(68)	-	-	(68)
Gain from disposal of farmlands	-	9,752	-	-	9,752
General and administrative expenses	(18,648)	(58)	(4,156)	(9,041)	(31,903)
Selling expenses	(26,766)	(128)	-	(12,283)	(39,177)
Other operating results, net	9,938	6,044	-	6,055	22,037
Profit / (loss) from operations	17,025	15,314	(4,156)	29,882	58,065
Share of profit / (loss) of associates and joint ventures	4,340	-	-	(2,617)	1,723
Segment profit / (loss)	21,365	15,314	(4,156)	27,265	59,788

Investment properties	-	108,321	-	-	108,321
Property, plant and equipment	671,364	1,664	-	4,732	677,760
Investments in associates and joint ventures	12,320	-	-	2,443	14,763
Other reportable assets	257,957	9,473	-	64,744	332,174
Reportable assets	941,641	119,458	-	71,919	1,133,018

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s in the urban properties and investments line of business:

	03.31.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	191,675	13,993	10,407	49,022	4,489	269,586
Costs	(13,977)	(1,071)	(14,022)	(30,572)	(3,027)	(62,669)
Gross profit / (loss)	177,698	12,922	(3,615)	18,450	1,462	206,917
Net gain / (loss) from fair value adjustment of investment properties (i)	202,198	(104,471)	(233,138)	-	(482)	(135,893)
General and administrative expenses	(22,289)	(1,815)	(8,721)	(8,774)	(4,437)	(46,036)
Selling expenses	(10,001)	(604)	(1,923)	(3,798)	(1,074)	(17,400)
Other operating results, net	(119)	126	(8,052)	(326)	2,402	(5,969)
Profit / (Loss) from operations	347,487	(93,842)	(255,449)	5,552	(2,129)	1,619
Share of profit of associates and joint ventures	-	-	-	-	9,155	9,155
Segment profit / (loss)	347,487	(93,842)	(255,449)	5,552	7,026	10,774

Investment and trading properties	1,153,235	274,009	785,241	-	2,231	2,214,716
Property, plant and equipment	4,216	425	25,194	44,411	4,082	78,328
Investment in associates and joint ventures	-	-	-	-	167,155	167,155
Other reportable assets	1,928	1,620	-	581	2,838	6,967
Reportable assets	1,159,379	276,054	810,435	44,992	176,306	2,467,166

(i) For the nine-month period ended March 31, 2025, the net loss from fair value adjustment of investment properties was ARS 135,893. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

Level 2:

(a) The value of our office buildings, undeveloped parcels of land and other rental properties measured in real terms decreased by 24.94% during the nine-month period ended March 31, 2025, due to the variation of the implicit exchange rate which was well below inflation. Likewise, there is an impact for the sales and acquisitions of the period.

Level 3:

(a) gain of ARS 57,630 as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
(b) positive impact of ARS 144,106 resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
(c) a decrease of 346 basis points in the discount rate used for cash flows and a decrease of 288 basis points in the discount rate used for perpetuity, mainly due to a decrease in the country-risk rate component and cost of debt components of the WACC discount rate used to discount the cash flow, which led to an increase in the value of the shopping malls of ARS 228,317.

Additionally, due to the impact of the inflation adjustment, ARS 216,173 were reclassified for shopping malls from “Net gain / (loss) from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

	03.31.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	176,528	16,787	11,492	67,996	3,560	276,363
Costs	(10,131)	(904)	(6,484)	(28,387)	(2,804)	(48,710)
Gross profit	166,397	15,883	5,008	39,609	756	227,653
Net loss from fair value adjustment of investment properties	(20,711)	(176,572)	(391,663)	-	(58)	(589,004)
General and administrative expenses	(22,286)	(2,111)	(8,823)	(9,443)	10,316	(32,347)
Selling expenses	(9,102)	(449)	(3,964)	(4,469)	(667)	(18,651)
Other operating results, net	(1,994)	(161)	(4,845)	(1,300)	1,982	(6,318)
Profit / (Loss) from operations	112,304	(163,410)	(404,287)	24,397	12,329	(418,667)
Share of profit of associates and joint ventures	-	-	-	-	44,085	44,085
Segment profit / (loss)	112,304	(163,410)	(404,287)	24,397	56,414	(374,582)

Investment and trading properties	892,985	354,636	892,218	-	3,527	2,143,366
Property, plant and equipment	2,836	451	(24,968)	44,661	4,029	27,009
Investment in associates and joint ventures	-	-	-	-	183,876	183,876
Other reportable assets	1,400	1,104	71,135	895	2,830	77,364
Reportable assets	897,221	356,191	938,385	45,556	194,262	2,431,615

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the nine-month period ended March 31, 2025 and for the year ended June 30, 2024 were as follows:

	03.31.2025	06.30.2024
Beginning of the period / year	180,945	193,876
Share capital increase and contributions (Note 27)	33	-
Sale of interest in associates and joint ventures (Note 27)	(3,458)	(34,450)
Share of profit	10,010	43,343
Other comprehensive (loss) / income	(275)	863
Dividends (Note 27)	(5,111)	(22,687)
Increase of participation in associates (ii)	2,155	-
Decrease of interest (iii)	(140)	-
End of the period / year (i)	184,159	180,945

(i) As of March 31, 2025 and June 30, 2024 includes ARS (57) and ARS (19) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 19).
(ii) Corresponds to the participation in Challenger Gold Ltd.
(iii) Corresponds to the decrease of interest due to the liquidation of Cyrsa S.A.

Below is additional information about the principal Group’s main investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income
Name of the entity	03.31.2025	06.30.2024	03.31.2025	06.30.2024	03.31.2025	03.31.2024

New Lipstick	49.96%	49.96%	1,298	1,420	(123)	115
BHSA	29.13%	29.89%	136,385	136,497	3,338	36,131
BACS (1)	55.86%	56.35%	10,304	9,993	311	2,290
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	6,455	5,853	968	481
GCDI	27.35%	27.39%	1,839	1,691	156	(5,035)
La Rural S.A.	50.00%	50.00%	15,256	13,964	5,455	10,084
Agrouranga S.A.	34.86%	34.86%	8,190	6,996	1,193	3,965
Other associates and joint ventures	N/A	N/A	4,432	4,531	(1,563)	(491)
Total associates and joint ventures			184,159	180,945	9,735	47,540

				Last financial statement issued
Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Share capital (nominal value)	(Loss)/ profit for the period	Shareholders' equity
New Lipstick	U.S.	Real estate	23,631,037	(*) 47	(*) (2)	(*) (49)
BHSA	Argentina	Financing	437,003,209	(**) 1,500	(**) 11,178	(**) 456,680
BACS (1)	Argentina	Financing	33,125,751	(**) 88	(**) 824	(**) 27,315
Nuevo Puerto Santa Fe S.A.	Argentina	Real estate	138,750	28	1,936	12,365
GCDI	Argentina	Real estate	250,293,070	915	71	6,727
La Rural S.A.	Argentina	Organization of events	714,998	1	11,140	30,287
Agrouranga S.A.	Argentina	Agriculture	2,532,206	7	3,425	7,235

(*) Amounts expressed in dollars.
(**) Information as of March 31, 2025, according to IFRS.
(1) Includes participation through BHSA, which owns a 62.28% stake in BACS.

Arcos

Regarding the information provided in Note 7 to the Annual Financial Statements as of June 30, 2024, the following should be noted:

ARCOS DEL GOURMET SA V. ADMINISTRACION DE INFRAESTRUCTURAS FERROVIARIAS SOC DEL ESTADO (ADIF) CONSIGNMENT LAWSUIT (CCF 001461/2015)

The procedural deadlines in this case have been suspended since December 13, 2024, pending the referral of the case file “ARCOS DEL GOURMET SA AND ANOTHER V. EN-AABE KNOWLEDGE PROCESS (CAF 030002/2015)”.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2025 and for the year ended June 30, 2024 were as follows:

	03.31.2025		06.30.2024
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	1,429,838	872,035	2,000,434	864,367
Additions	18,423	43,289	5,862	11,697
Disposals	(8,369)	(17)	(52,103)	-
Transfers	(17,967)	(1,597)	(53,723)	(9)
Net (loss) / gain from fair value adjustment	(345,781)	208,342	(454,483)	(4,070)
Additions of capitalized leasing costs	61	99	21	281
Amortization of capitalized leasing costs (i)	(94)	(177)	(177)	(231)
Currency translation adjustment	(9,512)	-	(15,993)	-
Fair value at the end of the period / year	1,066,599	1,121,974	1,429,838	872,035

(i) Amortization charges of capitalized leasing costs were included in “Costs” in the Statement of Income and Other Comprehensive Income (Note 24).

The following is the balance by type of investment property of the Group as of March 31, 2025 and June 30, 2024:

	03.31.2025	06.30.2024
Leased out farmland	58,068	84,853
Offices and other rental properties	298,503	419,265
Shopping malls (i)	1,139,894	902,157
Undeveloped parcels of land	689,704	892,898
Properties under development	2,404	2,700
Total	2,188,573	2,301,873

(i)
Includes parking spaces.

The following amounts have been recognized in the Statement of Income and Other Comprehensive Income:

	03.31.2025	03.31.2024
Revenues	283,377	268,324
Direct operating expenses	(91,885)	(80,616)
Development expenses	(11,354)	(1,325)
Net unrealized loss from fair value adjustment of investment property (i)	(140,412)	(622,594)
Net realized gain from fair value adjustment of investment property (ii)	2,973	33,619

(i) It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. It has been generated in accordance with what is described in the section called "valuation techniques" in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2024, mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.
(ii) As of March 31, 2025 corresponds (ARS 5,047) to the realized result from fair value adjustment for the period ((ARS 5,037) for the sale of floors in the “261 Della Paolera” building and (ARS 10) for the sale of parking spaces in Libertador 498) and ARS 8,020 for realized result from fair value adjustment made in previous years (ARS 7,943 for the sale of floors in the “261 Della Paolera” building and ARS 77 for the sale of parking spaces in Libertador 498). As of March 31, 2024 corresponds (ARS 21,973) to the realized result from fair value adjustment for the period ((ARS 24,027) for the Ezpeleta land plot barter agreement, ARS 9,727 for the sale of floors in the “261 Della Paolera” building, (ARS 7,581) for the sale of Maple Building, (ARS 80) for the sale of parking spaces located at 1020 Madero Avenue and (ARS 12) for the sale of parking spaces in Libertador 498) and ARS 55,592 for realized result from fair value adjustment made in previous years (ARS 26,159 for the Ezpeleta land plot barter agreement, ARS 19,524 for the sale of floors in the “261 Della Paolera” building, ARS 9,404 for the sale of Maple Building, ARS 239 for the sale of parking spaces located at 1020 Madero Avenue and ARS 266 for the sale of parking spaces in Libertador 498).

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2025 and for the year ended June 30, 2024 were as follows:

	Owner occupied farmland	Bearer plant (iii)	Buildings and facilities	Machinery and equipment	Others (i)	03.31.2025	06.30.2024
Costs	602,956	61,626	148,707	56,459	32,528	902,276	912,482
Accumulated depreciation	(63,448)	(35,493)	(61,110)	(50,654)	(20,222)	(230,927)	(201,296)
Net book amount at the beginning of the period / year	539,508	26,133	87,597	5,805	12,306	671,349	711,186
Additions	12,657	5,047	7,332	2,526	2,145	29,707	63,976
Incorporation by business combination	706	-	-	-	3,901	4,607	-
Disposals	(514)	-	(310)	-	(1,017)	(1,841)	(29,461)
Currency translation adjustment	(45,727)	(3,033)	(1,836)	(5)	301	(50,300)	(66,427)
Transfers	16,412	-	(1)	1,513	(196)	17,728	25,391
Transfers to assets held for sale	(379)	-	-	-	-	(379)	(3,685)
Depreciation charges (ii)	(7,210)	(4,604)	(4,874)	(1,899)	(3,562)	(22,149)	(29,631)
Balances at the end of the period / year	515,453	23,543	87,908	7,940	13,878	648,722	671,349
Costs	586,111	63,640	153,892	60,493	37,662	901,798	902,276
Accumulated depreciation	(70,658)	(40,097)	(65,984)	(52,553)	(23,784)	(253,076)	(230,927)
Net book amount at the end of the period / year	515,453	23,543	87,908	7,940	13,878	648,722	671,349

(i)
Includes furniture and fixtures and vehicles.
(ii)
As of March 31, 2025, the depreciation charge has been charged to the line "Costs" for ARS 4,545, "General and administrative expenses" for ARS 1,738 and "Selling expenses" for ARS 392, in the Statement of Income and Other Comprehensive Income (Note 24), ARS 15,474 were capitalized as part of the cost of biological assets.
(iii)
Corresponds to the plantation of sugarcane with a useful life of more than one year.

10.
Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2025 and for the year ended June 30, 2024 were as follows:

	Completed properties	Properties under development	Undeveloped sites	03.31.2025	06.30.2024
Beginning of the period / year	2,807	11,769	11,653	26,229	30,191
Additions	-	1,212	794	2,006	1,197
Currency translation adjustment	-	(1,763)	-	(1,763)	(1,397)
Transfers	-	71,134	-	71,134	-
Impairment (i)	-	(8,339)	-	(8,339)	-
Disposals	(485)	(10,582)	(2)	(11,069)	(3,762)
End of the period / year	2,322	63,431	12,445	78,198	26,229

Non-current				51,042	25,688
Current				27,156	541
Total				78,198	26,229

(i) IRSA makes a quarterly comparison between the replacement cost and the net realizable value of its properties held for sale. As of the end of the current period, the value of these assets recorded at their inflation-adjusted cost is ARS 41,163, while the net realizable value amounts to ARS 32,824, resulting in an impairment loss of ARS 8,339. The impairment charge has been recognized under "Other operating results, net" in the statement of income and other comprehensive income (Note 25).

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

11.
Intangible assets

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2025 and for the year ended June 30, 2024 were as follows:

	Goodwill	Information systems and software	Future units to be received from barters and others	03.31.2025	06.30.2024
Costs	6,330	22,994	96,842	126,166	77,513
Accumulated amortization	-	(19,584)	(11,257)	(30,841)	(28,814)
Net book amount at the beginning of the period / year	6,330	3,410	85,585	95,325	48,699
Additions	2	2,611	750	3,363	13,218
Disposals	(12)	(2)	-	(14)	(312)
Transfers	-	2,300	(71,134)	(68,834)	36,050
Currency translation adjustment	(79)	(138)	-	(217)	(303)
Amortization charges (i)	-	(2,039)	(260)	(2,299)	(2,027)
Balances at the end of the period / year	6,241	6,142	14,941	27,324	95,325
Costs	6,241	27,765	26,458	60,464	126,166
Accumulated amortization	-	(21,623)	(11,517)	(33,140)	(30,841)
Net book amount at the end of the period / year	6,241	6,142	14,941	27,324	95,325

(i) As of March 31, 2025, amortization charge was recognized in the amount of ARS 1,874 under "Costs", in the amount of ARS 415 under "General and administrative expenses" and in the amount of ARS 10 under “Selling expenses”, in the Statement of Income and Other Comprehensive Income (Note 24).

12.
Right of use assets and lease liabilities

The Group’s right-of-use assets as of March 31, 2025, and June 30, 2024, are the following:

	03.31.2025	06.30.2024
Farmland	97,642	85,631
Convention center	4,299	11,325
Offices, shopping malls and other buildings	10,046	5,921
Machinery and equipment	3,516	2,314
Right-of-use assets	115,503	105,191
Non-current	115,503	105,191
Total	115,503	105,191

The depreciation charge of the right of use assets is detailed below:

	03.31.2025	03.31.2024
Farmland	11,987	10,889
Convention center	590	550
Offices, shopping malls and other buildings	1,248	1,329
Machinery and equipment	748	746
Depreciation charge of right-of-use assets (i)	14,573	13,514

(I) As of March 31, 2025, the amortization charge has been allocated ARS ARS 1,154 within "Costs", ARS 395 in "General and administrative expenses" and ARS 427 in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24), ARS 12,597 were capitalized as part of the cost of biological assets.

The Group’s lease liabilities as of March 31, 2025, and June 30, 2024, are the following:

	03.31.2025	06.30.2024
Farmland	102,205	89,356
Convention center	2,173	11,798
Offices, shopping malls and other buildings	6,776	3,764
Lease liabilities	111,154	104,918
Non-current	75,081	80,541
Current	36,073	24,377
Total	111,154	104,918

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C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

13.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the nine-month period ended March 31, 2025 and for the year ended June 30, 2024 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others	03.31.2025	06.30.2024
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	20,420	18,138	25,399	48,658	379	515	113,509	136,805
Purchases	-	-	-	15,728	27	-	15,755	9,770
Transfers	(1,503)	1,503	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	6,448	4,988	4,937	465	-	16,838	7,678
Decrease due to harvest	-	(110,585)	(50,945)	-	-	-	(161,530)	(288,531)
Sales	-	-	-	(26,494)	(14)	-	(26,508)	(26,834)
Consumes	-	-	-	(85)	(2)	12	(75)	(242)
Costs for the period / year	19,915	146,096	48,649	21,374	-	242	236,276	327,090
Currency translation adjustment	(8,623)	(4,507)	(2,589)	(1,613)	-	-	(17,332)	(52,227)
Balances at the end of the period / year	30,209	57,093	25,502	62,505	855	769	176,933	113,509
Non-current (Production)	-	-	-	42,555	697	765	44,017	36,857
Current (Consumable)	30,209	57,093	25,502	19,950	158	4	132,916	76,652
Net book amount at the end of the period / year	30,209	57,093	25,502	62,505	855	769	176,933	113,509

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS 5,402 and ARS (8,632), for the nine-month period ended March 31, 2025 and for the fiscal year ended June 30, 2024, respectively; amounts of ARS 7,518 and ARS (5,271), was attributable to price changes, and amounts of ARS (2,116) and ARS (3,361), was attributable to physical changes, respectively.

During the nine-month period ended March 31, 2025, there were transfers for ARS 1,503 between the fair value hierarchies 1 and 3 of sown land-crops. Likewise, there were no reclassifications among their respective categories.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period/year) amount to ARS (139,643) and ARS (210,131) for the nine-month period ended March 31, 2025, and the year ended June 30, 2024, respectively.

See information on valuation processes used by the entity in Note 14 to the Annual Financial Statements.

As of March 31, 2025, the better and maximum use of biological assets shall not significantly differ from the current use.

Capitalized cost of production as of March 31, 2025 and 2024 are as follows:

	03.31.2025	03.31.2024
Supplies and labors	178,710	189,090
Salaries, social security costs and other personnel expenses	11,181	12,456
Depreciation and amortization	28,071	27,275
Fees and payments for services	969	747
Maintenance, security, cleaning, repairs and others	1,502	1,771
Taxes, rates and contributions	332	202
Leases and service charges	152	123
Freights	2,184	1,353
Travelling, library expenses and stationery	1,436	1,332
Other expenses	11,497	13,655
	236,034	248,004

14.
Inventories

Breakdown of Group’s inventories as of March 31, 2025 and June 30, 2024 are as follows:

	03.31.2025	06.30.2024
Crops	71,413	68,742
Materials and supplies	53,480	81,957
Sugarcane	1,078	1,331
Agricultural inventories	125,971	152,030
Supplies for hotels	581	894
Total inventories	126,552	152,924

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Financial instruments by category

Determining fair values

In accordance with IFRS 7, the present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 16 to the Annual Financial Statements.

Financial assets and financial liabilities as of March 31, 2025 are as follows:

		Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
	Financial assets at amortized cost	Level 1	Level 2
March 31, 2025
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	369,591	57,880	-	427,471	103,013	530,484
Investment in financial assets:
- Public companies’ securities	98	23,121	-	23,219	-	23,219
- Bonds	-	52,034	-	52,034	-	52,034
- Mutual funds	-	96,149	-	96,149	-	96,149
- Others	4,883	3,273	55	8,211	-	8,211
Derivative financial instruments:
- Commodities options contracts	-	6,245	-	6,245	-	6,245
- Commodities futures contracts	-	645	-	645	-	645
- Bonds futures contracts	-	38	-	38	-	38
- Foreign-currency options contracts	-	576	-	576	-	576
- Foreign-currency future contracts	-	959	-	959	-	959
- Swaps	-	-	645	645	-	645
Restricted assets (i)	4,837	-	-	4,837	-	4,837
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	303,258	-	-	303,258	-	303,258
- Short-term investments	-	37,910	-	37,910	-	37,910
Total assets	682,667	278,830	700	962,197	103,013	1,065,210

		Financial liabilities at fair value through profit or loss		Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities
March 31, 2025
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	208,787	-	208,787	140,983	349,770
Borrowings (Note 20)	1,317,613	-	1,317,613	-	1,317,613
Derivative financial instruments:
- Commodities options contracts	-	257	257	-	257
- Commodities futures contracts	-	7,195	7,195	-	7,195
- Foreign-currency options contracts	-	6,367	6,367	-	6,367
- Foreign-currency future contracts	-	3,836	3,836	-	3,836
- Swaps	-	5,368	5,368	-	5,368
Lease liabilities (Note 12)	111,154	-	111,154	-	111,154
Total liabilities	1,637,554	23,023	1,660,577	140,983	1,801,560

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2024, were as follows:

		Financial assets at fair value through profit or loss
	Financial assets at amortized cost	Level 1	Level 2	Level 3	Subtotal financial assets	Non-financial assets	Total
June 30, 2024
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 16)	359,584	56,727	-	-	416,311	119,768	536,079
Investment in financial assets:
- Public companies’ securities	116	23,095	-	-	23,211	-	23,211
- Bonds	-	71,115	-	-	71,115	-	71,115
- Mutual funds	-	85,741	365	-	86,106	-	86,106
- Others	7,255	17,977	-	33	25,265	-	25,265
Derivative financial instruments:
- Commodities options contracts	-	4,649	-	-	4,649	-	4,649
- Commodities futures contracts	-	1,998	-	-	1,998	-	1,998
- Foreign-currency options contracts	-	271	-	-	271	-	271
- Foreign-currency future contracts	-	251	-	-	251	-	251
- Swaps	-	-	1,370	-	1,370	-	1,370
- Options on companies	74	-	-	-	74	-	74
- Others	-	1,842	-	-	1,842	-	1,842
Restricted assets (i)	3,577	-	-	-	3,577	-	3,577
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	66,853	-	-	-	66,853	-	66,853
- Short-term investments	-	83,907	-	-	83,907	-	83,907
Total assets	437,459	347,573	1,735	33	786,800	119,768	906,568

		Financial liabilities at fair value through profit or loss		Non-financial liabilities	Total
	Financial liabilities at amortized cost	Level 1	Subtotal financial liabilities
June 30, 2024
Liabilities as per Statement of Financial Position
Trade and other payables (Note 18)	252,361	-	252,361	140,967	393,328
Borrowings (Note 20)	1,081,739	-	1,081,739	-	1,081,739
Derivative financial instruments:
- Commodities options contracts	-	880	880	-	880
- Commodities futures contracts	-	1,783	1,783	-	1,783
- Foreign-currency options contracts	-	10,327	10,327	-	10,327
- Foreign-currency future contracts	-	4,887	4,887	-	4,887
- Swaps	-	2,171	2,171	-	2,171
Lease liabilities (Note 12)	104,918	-	104,918	-	104,918
Total liabilities	1,439,018	20,048	1,459,066	140,967	1,600,033

(i)
Corresponds to deposits in guarantee and escrows.

The valuation models used by the Group for the measurement of Level 2 instruments are no different from those used as of June 30, 2024.

As of March 31, 2025, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The Group uses a range of valuation models for the measurement of Level 2 and 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

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C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Description	Pricing model / method	Parameters	Fair value hierarchy	Range

Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2	-
Purchase option – Warrant (Others)	Black & Scholes with dilution	Underlying asset price and volatility	Level 3	-

16.
Trade and other receivables

Group’s trade and other receivables as of March 31, 2025 and June 30, 2024 are as follows:

	03.31.2025	06.30.2024
Trade, leases and services receivable (*)	354,258	338,246
Less: allowance for doubtful accounts	(5,863)	(5,628)
Total trade receivables	348,395	332,618
Prepayments	48,034	77,894
Borrowings, deposits and others	33,433	55,519
Guarantee deposits	83	93
Tax receivables	55,226	33,783
Others	39,450	30,544
Total other receivables	176,226	197,833
Total trade and other receivables	524,621	530,451

Non-current	160,585	186,331
Current	364,036	344,120
Total	524,621	530,451

(*) Includes field sales credits, which are revalued based on the soybean price at each balance sheet date. The related impact in the Statement of Income and Other Comprehensive income is presented within “Financial results, net.

The carrying amounts of the Group’s trade and other receivables denominated in foreign currencies are detailed in Note 30.

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant.

Movements on the Group’s allowance for doubtful accounts were as follows:

	03.31.2025	06.30.2024
Beginning of the period / year	5,628	7,390
Additions (i)	1,569	1,680
Recovery (i)	(170)	(298)
Currency translation adjustment	309	3,898
Used during the the period / year	(199)	(21)
Inflation adjustment	(1,274)	(7,021)
End of the period / year	5,863	5,628

(i) The additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 24).

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C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2025 and 2024:

	Note	03.31.2025	03.31.2024
Profit / (loss) for the period		57,895	(39,987)
Adjustments for:
Income tax	21	46,469	(131,491)
Amortization and depreciation	24	11,221	10,348
Loss / (gain) from disposal of trading properties		2,182	(5,330)
(Gain) / loss from disposal of property, plant and equipment		(132)	2,496
Net loss from fair value adjustment of investment properties		137,439	588,975
Gain from lease modification		(1,873)	-
Impairment of trading properties	25	8,339	-
(Gain) / loss from disposal of subsidiary and associates	25	(2,572)	1,887
Financial results, net		(86,364)	(191,989)
Provisions and allowances		18,377	(151)
Share of profit of associates and joint ventures	7	(10,010)	(46,279)
Management fees		1,686	1,378
Changes in net realizable value of agricultural products after harvest		(1,778)	(4,752)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(52,260)	(36,591)
Gain from disposal of farmlands		(25,772)	(9,752)
Changes in operating assets and liabilities:
Decrease in inventories		10,767	4,411
Decrease / (increase) in trading properties		3,356	(338)
Decrease in biological assets		11,889	12,713
(Increase) / decrease in trade and other receivables		(14,489)	20,213
Decrease in trade and other payables		(97,884)	(52,385)
Increase / (decrease) in salaries and social security liabilities		2,556	(16,480)
Decrease in provisions		(1,735)	(516)
Decrease in lease liabilities		(4,654)	(8,168)
Net variation in derivative financial instruments		1,483	5,570
Decrease in right of use assets		-	3
Net cash generated from operating activities before income tax paid		14,136	103,785

The following table presents a detail of significant non-cash transactions occurred in the nine-month periods ended March 31, 2025 and 2024:

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	03.31.2025	03.31.2024
Increase in investment properties through an increase in trade and other payables	11,885	-
Decrease in investment properties through an increase in property, plant and equipment	13,048	16,351
Currency translation adjustment and other comprehensive results from associates and joint ventures	27,889	6,926
Other changes in shareholders' equity	5,597	24,436
Increase of non-convertible notes through a decrease in non-convertible notes	68,458	-
Decrease in lease liabilities through a decrease in trade and other receivables	-	67
Decrease in property, plant and equipment through an increase in investment properties	7,478	11,277
Increase in shareholders' equity through an increase in investment properties	414	3,547
Increase in deferred income tax liabilities through a decrease in shareholders' equity	145	741
Decrease in lease liabilities through an increase in trade and other payables	434	-
Increase in investment properties through a decrease in investment in financial assets	21,405	-
Decrease in investment in financial assets through a decrease in trade and other payables	11,270	-
Decrease in investment in financial assets through an increase in trade and other receivables	2,568	-
Increase in property, plant and equipment through an increase in trade and other payables	299	12,863
Decrease in property, plant and equipment through an increase in trade and other receivables	1,318	2,916
Increase in investment in financial assets through an increase in borrowings	501	2,155
Decrease in shareholders' equity through a decrease in investment in financial assets	40,470	-
Increase in right of use assets through an increase in lease liabilities	15,865	18,556
Increase in investment in associates and joint ventures through a decrease in financial assets	2,155	-
Increase in intangible assets through a decrease in investment properties	2,300	36,051
Increase in intangible assets through an increase in trade and other payables	750	10,382
Increase in investments in financial assets through a decrease in trade and other receivables	-	443
Decrease in investment in associates and joint ventures through an increase in trade and other receivables	1,933	1,771
Decrease in investment properties through an increase in trade and other receivables	1,256	3,912
Increase in investments in financial assets through a decrease in investment in associates and joint ventures	2,595	-
Decrease in trading properties through an increase in trade and other receivables	3,024	-
Decrease in intangible assets through an increase in trading properties	71,134	-
Increase in investments in financial assets through an decrease in trade and other receivables	8,285	-
Decrease in investment in associates and joint ventures through a decrease in borrowings	281	-
Increase in group of assets held for sale through a decrease in property, plant and equipment	374	9,473
Barter transaction investment properties	16	926
Decrease in shareholders' equity through an increase in trade and other payables	1,043	6,462
Increase in investments in financial assets through a decrease in derivative financial instruments	36	-
Decrease in borrowings through an increase in trade and other payables	3,112	-
Decrease in shareholders' equity through a decrease in trade and other receivables	4,644	5,480

18.
Trade and other payables

Group’s trade and other payables as of March 31, 2025, and June 30, 2024, were as follows:

	03.31.2025	06.30.2024
Trade payables	165,965	186,577
Advances from sales, leases and services (*)	79,381	81,116
Accrued invoices	18,933	16,992
Deferred income	555	622
Admission fees (*)	37,607	38,676
Deposits in guarantee	565	756
Total trade payables	303,006	324,739
Dividends payable to non-controlling interests	499	8,642
Tax payables	23,440	20,553
Director´s Fees	4,788	7,342
Management fees	1,686	10,345
Others	16,351	21,707
Total other payables	46,764	68,589
Total trade and other payables	349,770	393,328

Non-current	65,165	66,526
Current	284,605	326,802
Total	349,770	393,328

(*) Corresponds mainly to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The carrying amounts of the Group’s trade and other payables denominated in foreign currencies are detailed in Note 30.

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	03.31.2025	06.30.2024
Beginning of the period / year	34,404	19	34,423	35,821
Additions (i)	3,170	-	3,170	11,091
Decreases (i)	(910)	(33)	(943)	(548)
Participation in the results	-	71	71	14
Inflation adjustment	(4,547)	-	(4,547)	(11,068)
Currency translation adjustment	276	-	276	(77)
Used during the period / year	(1,735)	-	(1,735)	(810)
End of the period / year	30,658	57	30,715	34,423

Non-current			26,468	28,382
Current			4,247	6,041
Total			30,715	34,423

(i)
Additions and recovery are included in "Other operating results, net" in the Statement of Income and Other Comprehensive Income.
(ii)
Corresponds to investments in Puerto Retiro as of March 31, 2025, and as of June 30, 2024. The increase and recovery is included in "Share of profit of associates and joint ventures "
(iii)
Includes the provision for the IDBD lawsuit.

There were no significant changes to the processes mentioned in Note 21 to the Annual Financial Statements.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

IDBD

The Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conduct an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. Throughout the year 2023 and up to the present date, the legal process has continued as usual, and the Company has responded to all requests made to it.

On January 17, 2024, the Court dismissed the request for asset injunction and seizure on IRSA requested by IDBD. A hearing date has been set in the file dealing with the appeal of jurisdiction and the notification of the lawsuit. A hearing date has also been set in the main claim file, which is currently in the evidentiary stage.

On April 9, 2024, the Court rejected the appeal filed by IRSA regarding the applicable jurisdiction and the form of notification of the claim, ordering that IRSA and Dolphin pay IDBD the sum of NIS 25,000 as expenses. The Court's decision was appealed to the Supreme Court on June 16, 2024 and on June 18, 2024, the Supreme Court refused to address the issue raised.

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties show each other the requested documentation as part of the evidentiary stage. In a preliminary hearing the parties discussed document requests and agreed to attempt to reach a consensus on the facts of the case. In that hearing, the parties were given until October 2024 to present witnesses. A list of witnesses has been provided and the parties are in discussions to agree on certain facts of the case, which will be documented and submitted to the Court as part of the evidentiary stage. On March 30, 2025, a hearing was held in which the Court ordered IDBD to submit all documents requested by IRSA and Dolphin and, in any case, to request the relevant documentation from the bondholders. The Court set a deadline for submission by the end of April 2025. If the bondholders refuse to comply, IRSA and Dolphin would be authorized to file a formal request through the Court.

The company is discussing the origin of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD. Notwithstanding this, based on the analysis of the Company's lawyers based on the actions carried out to date, an accounting provision related to this claim has been recorded under the applicable accounting standards. As of the issuance date of these condensed interim financial statements, the legal process is still ongoing.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of March 31, 2025, and June 30, 2024, was as follows:

	Book value		Fair value
	03.31.2025	06.30.2024	03.31.2025	06.30.2024
Non-convertible notes	1,023,846	968,464	1,028,190	938,777
Bank loans	177,433	56,229	177,433	56,229
Bank overdrafts	89,332	43,599	89,332	43,599
Others	27,002	13,447	27,002	13,447
Total borrowings	1,317,613	1,081,739	1,321,957	1,052,052

Non-current	825,119	625,464
Current	492,494	456,275
Total	1,317,613	1,081,739

Series XLVI Notes - CRESUD

On July 18, 2024, Cresud issued Notes on the local market for a total amount of USD 28.6 million. Below are the main characteristics of the issuance:

●
Series XLVI Notes: Denominated in dollars and payable in Argentina pesos at the applicable exchange rate for ARS 28.6 million at a fix rate of 1.5%. The principal will be paid at the expiration. The price of issuance was 100.0% of the nominal value.

Series XLVII Notes - CRESUD

On November 15, 2024, the Company issued Notes on the local market for a total amount of USD 64.4 million. Below are the main characteristics of the issuance:

●
Series XLVII Notes: Denominated in dollars for a total amount of USD 64.4 million at a fixed rate of 7.0%, with semiannual interest payments. The principal will be repaid in one instalment on the maturity date, November 15, 2028. The issuance price was 100% of the nominal value.

Local Notes Issuance – Series XXII & XXIII Notes - IRSA

On October 23, 2024, IRSA informed the results of the auction for two series of notes on the local market for a total amount of USD 67.3 million through the following instruments:

●
Series XXII: Denominated in dollars for USD 15.8 million, with 5.75% interest rate and semiannual interests’ payments (except for the first payment on July 23, 2025, and the last payment at maturity). The Capital amortization will be 100% at maturity, on October 23, 2027. The issuance price will be 100.0%.

●
Series XXIII: Denominated in dollars for USD 51.5 million, with 7.25% interest rate and semiannual interests’ payments (except for the first payment on July 23, 2025, and the last payment at maturity). The Capital amortization will be 100% at maturity, on October 23, 2029. The issuance price will be 100.0%.

Series XXIV Notes - IRSA

On March 31, 2025, IRSA issued Series XXIV Notes for a nominal value of USD 300 million.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Series XXIV Notes were issued under New York Law, will mature on March 31, 2035, and will accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semiannually on March 31 and September 30 of each year until maturity. The principal amortization will be made in three installments: (i) 33% of the principal on March 31, 2033, (ii) 33% of the principal on March 31, 2034, and (iii) 34% of the principal on March 31, 2035.

Of the amount issued, USD 242.2 million were subscribed in cash at an issuance price of 96.903% of the nominal value.

Additionally, USD 57.8 million resulted from the early exchange of Series XIV Notes, which had an early exchange consideration of 1.04 times the exchanged amount. Later, on April 11, 2025, because of the late exchange, USD 0.45 million were issued, with an exchange consideration of 1.0 times the exchanged amount. In the settlements corresponding to the exchange, accrued interest on Series XIV Notes was paid up to the issuance and settlement date, as applicable in each case.

On the settlement dates (early and late) of the exchange, partial cancellations of Series XIV Notes were made, leaving an outstanding amount of USD 85.2 million (on June 22, 2024, the first amortization of 17.5% was paid).

The Class XXIV Notes include certain financial covenants related to the incurrence of additional debt, restricted payments, limitations on transactions with affiliates, among others.

21.
Taxation

The details of the Group’s income tax, is as follows:

	03.31.2025	03.31.2024
Current income tax	(90,570)	(102,925)
Deferred income tax	44,101	234,416
Income tax	(46,469)	131,491

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the nine-month periods ended March 31, 2025 and 2024:

	03.31.2025	03.31.2024
Tax calculated at the tax rates applicable to loss / (profit) in the respective countries	(36,638)	95,306
Permanent differences:
Share of profit of joint ventures and associates	3,428	(9,713)
Tax rate differential	(994)	(20,899)
Provision for unrecoverability of tax loss carry-forwards	19,450	(2,707)
Difference between affidavit and provision	(4,262)	(624)
Non-taxable profit, non-deductible expenses and others	(12,032)	26,015
Tax inflation adjustment	(43,161)	(75,216)
Fiscal transparency	(11,849)	(5,981)
Inflation adjustment permanent difference	29,406	115,527
Others	10,183	9,783
Income tax	(46,469)	131,491

The gross movement in the deferred income tax account is as follows:

	03.31.2025	06.30.2024
Beginning of the period / year	(826,442)	(938,290)
Currency translation adjustment	6,293	8,830
Incorporation by business combination	6,109	-
Revaluation surplus	(2,324)	(2,679)
Charged to the Statement of Income	44,105	105,697
End of the the period / year	(772,259)	(826,442)

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Revenues

	03.31.2025	03.31.2024
Crops	143,396	180,680
Sugarcane	51,119	44,942
Cattle	32,285	24,699
Supplies	106,245	53,168
Consignment	(1,786)	38,142
Advertising and brokerage fees	14,614	15,935
Agricultural rental and other services	5,647	12,489
Income from sales and services from agricultural business	351,520	370,055
Trading properties and developments	8,901	9,091
Rental and services	277,731	255,836
Hotel operations, tourism services and others	49,009	67,970
Income from sales and services from urban properties and investment business	335,641	332,897
Total revenues	687,161	702,952

23.
Costs

	03.31.2025	03.31.2024
Other operative costs	213	229
Cost of property operations	213	229
Crops	114,022	151,134
Sugarcane	41,262	38,702
Cattle	26,508	19,315
Supplies	94,506	46,419
Consignment	19,173	8,798
Advertising and brokerage fees	15,717	16,076
Agricultural rental and other services	4,643	6,900
Cost of sales and services from agricultural business	315,831	287,344
Trading properties and developments	13,047	5,832
Rental and services	87,243	73,716
Hotel operations, tourism services and others	30,562	28,379
Cost of sales and services from sales and services from urban properties and investment business	130,852	107,927
Total costs	446,896	395,500

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	03.31.2025	03.31.2024
Change in agricultural products and biological assets	150,477	-	-	150,477	177,901
Salaries, social security costs and other personnel expenses	60,618	37,626	6,099	104,343	103,707
Fees and payments for services	39,108	9,012	2,198	50,318	54,559
Cost of sale of goods and services	123,120	-	-	123,120	57,891
Maintenance, security, cleaning, repairs and others	37,601	6,086	73	43,760	35,937
Taxes, rates and contributions	8,395	2,741	17,591	28,727	33,217
Advertising and other selling expenses	12,451	55	3,565	16,071	16,572
Freights	26	4	18,784	18,814	13,553
Director's fees (i)	-	14,718	-	14,718	(8,651)
Depreciation and amortization	7,846	2,547	828	11,221	10,348
Leases and service charges	2,861	963	72	3,896	3,089
Travelling, library expenses and stationery	1,612	1,309	911	3,832	3,764
Supplies and labors	942	1	3,074	4,017	5,500
Other expenses	839	269	1,591	2,699	2,024
Bank expenses	132	1,609	6	1,747	2,196
Conditioning and clearance	-	-	2,282	2,282	2,237
Interaction and roaming expenses	868	45	18	931	1,219
Allowance for doubtful accounts, net	-	-	1,399	1,399	754
Total expenses by nature as of 03.31.2025	446,896	76,985	58,491	582,372	-
Total expenses by nature as of 03.31.2024	395,500	63,720	56,597	-	515,817

(i) On October 5, 2023, fees to the Board of Directors were approved at the General Ordinary and Extraordinary Shareholders' Meeting of IRSA for ARS 9,050 (nominal values). The Board of Directors of IRSA had proposed Director´s fees for ARS 13,500 (nominal values) and accordingly made provision for such amount in the Annual Consolidated Financial Statements as of June 30, 2023, issued on September 5, 2023, and submitted to the CNV. During the nine-month period ended March 31, 2024, with the final approval of said fee, IRSA proceeded to recover the excess in the provision, with a balancing entry in the line that gave rise to it.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
Other operating results, net

	03.31.2025	03.31.2024
Gain from commodity derivative financial instruments	4,515	12,761
Gain / (loss) from sale of property, plant and equipment	132	(2,496)
Impairment of trading properties	(8,339)	-
Gain / (loss) from sale of joint ventures	2,572	(1,887)
Donations	(786)	(545)
Lawsuits and other contingencies	(2,260)	(7,746)
Interest and allowances generated by operating assets	4,606	13,261
Administration fees	854	429
Others	(3,680)	2,253
Total other operating results, net	(2,386)	16,030

26.
Financial results, net

	03.31.2025	03.31.2024
Financial income
Interest income	5,861	70,966
Other finance income	26	-
Total financial income	5,887	70,966
Financial costs
Interest expense	(43,032)	(62,362)
Other financial costs	(9,098)	(11,382)
Total finance costs	(52,130)	(73,744)
Other financial results:
Foreign exchange, net	58,492	(19,302)
Fair value gain from financial assets and liabilities at fair value through profit or loss	68,674	237,329
Gain / (loss) from repurchase of non-convertible notes	341	(92)
Loss from derivative financial instruments (except commodities)	(7,891)	(40,676)
Others	(3,621)	(4,197)
Total other financial results	115,995	173,062
Inflation adjustment	16,720	(24,379)
Total financial results, net	86,472	145,905

27.
Related party transactions

The following is a summary of the balances with related parties as of March 31, 2025 and June 30, 2024:

Item	03.31.2025	06.30.2024
Trade and other receivables	33,009	46,190
Investments in financial assets	4,457	4,975
Trade and other payables	(15,976)	(30,250)
Borrowings	(760)	(686)
Total	20,730	20,229

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	03.31.2025	06.30.2024	Description of transaction	Item
New Lipstick	260	290	Reimbursement of expenses receivable	Trade and other receivables
Comparaencasa Ltd.	2,337	2,608	Other investments	Investments in financial assets
	318	327	Loans granted	Trade and other receivables
Banco Hipotecario S.A.	46	51	Leases and/or right of use assets receivable	Trade and other receivables
	-	6,222	Dividends	Trade and other receivables
La Rural S.A.	1,864	1,808	Canon	Trade and other receivables
	1,864	-	Dividends	Trade and other receivables
	(68)	(3)	Other payables	Trade and other payables
	8	21	Other receivables	Trade and other receivables
	(6)	-	Leases and/or right of use assets payable	Trade and other payables
Other associates and joint ventures (i)	1	1	Equity incentive plan receivable	Trade and other receivables
	14	16	Loans granted	Trade and other receivables
	(760)	(686)	Borrowings	Borrowings
	13	38	Management fees receivable	Trade and other receivables
	(208)	(28)	Other payables	Trade and other payables
	33	14	Other receivables	Trade and other receivables
Total associates and joint ventures	5,716	10,679
CAMSA and its subsidiaries	(1,686)	(10,345)	Management fee payables	Trade and other payables
	-	(4)	Reimbursement of expenses	Trade and other payables
Yad Levim LTD	21,741	23,241	Loans granted	Trade and other receivables
Galerias Pacifico	-	4,273	Loans granted	Trade and other receivables
	8	4	Other receivables	Trade and other receivables
Sutton	5,428	5,345	Loans granted	Trade and other receivables
	(79)	(101)	Other payables	Trade and other payables
Rundel Global LTD	2,120	2,367	Other investments	Investments in financial assets
Sociedad Rural Argentina	(8,686)	(12,118)	Other payables	Trade and other payables
Other related parties	1,255	1,341	Other receivables	Trade and other receivables
	(376)	(216)	Other payables	Trade and other payables
	62	76	Reimbursement of expenses receivable	Trade and other receivables
	(40)	(75)	Legal services	Trade and other payables
Total other related parties	19,747	13,788
IFISA	94	3,122	Financial operations receivables	Trade and other receivables
Total direct parent company	94	3,122
Directors and Senior Management	(4,827)	(7,360)	Fees for services received	Trade and other payables
Total Directors and Senior Management	(4,827)	(7,360)
Total	20,730	20,229

(i) Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A and Agrouranga S.A.

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the nine-month periods ended March 31, 2025, and 2024:

Related party	03.31.2025	03.31.2024	Description of transaction
BHN Vida S.A.	-	(58)	Financial operations
BHN Seguros Generales S.A.	-	(20)	Financial operations
Comparaencasa Ltd.	(236)	2,054	Financial operations
Other associates and joint ventures (i)	(7)	(5)	Leases and/or right of use assets
	385	253	Corporate services
	71	44	Financial operations
Total associates and joint ventures	213	2,268
CAMSA and its subsidiaries	(1,686)	(1,378)	Management fee
Rundel Global LTD	-	4,171	Financial operations
Yad Levim LTD	975	872	Financial operations
Sociedad Rural Argentina	1,765	674	Financial operations
Other related parties	(179)	(117)	Leases and/or rights of use
	(865)	(1,085)	Fees and remunerations
	82	61	Corporate services
	(494)	(415)	Legal services
	(611)	332	Financial operations
	(548)	(1,085)	Donations
	536	1,564	Income from sales and services from agricultural business
Total other related parties	(1,025)	3,594
IFISA	16	9	Financial operations
Total Parent Company	16	9
Directors (ii)	(14,718)	8,651	Management fee
Senior Management	(666)	(621)	Compensation of Directors and senior management
Total Directors and Senior Management	(15,384)	8,030
Total	(16,180)	13,901

(i)
Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A., BHN Sociedad de Inversión S.A., La Rural S.A., Nuevo Puerto Santa Fe S.A., and Agrouranga S.A.
(ii)
See Note 24 to these financial statements.

The following is a summary of the transactions with related parties for the nine-month periods ended March 31, 2025 and 2024:

Related party	03.31.2025	03.31.2024	Description of transaction
Puerto Retiro	(33)	-	Irrevocable contributions
Total irrevocable contributions	(33)	-
Cyrsa S.A.	583	-	Dividends received
Uranga Trading S.A.	-	195	Dividends received
Nuevo Puerto Santa Fe S.A.	365	582	Dividends received
La Rural S.A.	4,163	-	Dividends received
Total dividends received	5,111	777
Quality	-	(34,142)	Sale of shares
BHSA	(3,450)	-	Sale of shares
GCDI	(8)	(196)	Sale of shares
Total sale of shares	(3,458)	(34,338)

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 15 - Financial instruments by category
Exhibit E – Provisions and allowances	Note 16 – Trade and other receivables and Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	03.31.2025'	03.31.2024'
Inventories at the beginning of the period	75,975	27,123	103,098	105,091
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	19,566	-	19,566	(1,159)
Changes in the net realizable value of agricultural products after harvest	1,778	-	1,778	4,751
Additions	322	-	322	457
Currency translation adjustment	24,216	(1,763)	22,453	(19,402)
Transfers	-	71,134	71,134	-
Impairment	-	(8,339)	(8,339)	-
Harvest	209,596	-	209,596	267,939
Acquisitions and classifications	172,641	132,545	305,186	247,668
Consume	(52,884)	-	(52,884)	(43,012)
Disposals due to sales	-	(11,069)	(11,069)	(3,761)
Expenses incurred	54,533	-	54,533	50,933
Inventories at the end of the period	(189,912)	(78,779)	(268,691)	(214,234)
Cost as of 03.31.2025	315,831	130,852	446,683	-
Cost as of 03.31.2024	287,344	107,927	-	395,271

(i) Includes biological assets (see Note 13).
(ii) Includes trading properties (see Note 10).

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Prevailing exchange rate (3)	03.31.2025	06.30.2024
Assets
Trade and other receivables
US Dollar	123.093	1,071.000	131,833	109,427
Brazilian Reais	23.068	193.600	4,466	3,551
Euros	0.010	1,156.466	11	13
Uruguayan pesos	28.160	25.497	718	28
Trade and other receivables related parties
US Dollar	26.930	1,074.000	28,923	25,162
Total Trade and other receivables			165,951	138,181
Investment in financial assets
US Dollar	97.909	1,071.000	104,861	136,999
New Israel Shekel	5.718	288.191	1,648	1,227
Pounds	0.622	1,381.590	860	1,061
Investment in financial assets related parties
US Dollar	2.175	1,074.000	2,336	2,608
Total Investment in financial assets			109,705	141,895
Derivative financial instruments
US Dollar	0.694	1,071.000	743	1,902
Total Derivative financial instruments			743	1,902
Cash and cash equivalents
US Dollar	282.574	1,071.000	302,637	69,649
Chilenean pesos	2,165.352	1.129	2,444	2,971
Euros	0.010	1,156.466	11	7
Guaraníes	7.438	0.134	1	8
Brazilian Reais	0.088	193.600	17	91
New Israel Shekel	-	288.191	-	1
Pounds	0.002	1,381.590	3	4
Uruguayan pesos	0.196	25.497	5	21
Total Cash and cash equivalents			305,118	72,752
Total Assets			581,517	354,730

Liabilities
Trade and other payables
US Dollar	75.301	1,074.000	80,873	81,938
Uruguayan pesos	147.154	25.497	3,752	2,153
Brazilian Reais	14.091	203.600	2,869	14,866
Trade and other payables related parties
US Dollar	8.018	1,074.000	8,611	12,010
Bolivian pesos	0.340	155.901	53	59
Total Trade and other payables			96,158	111,026
Lease liabilities
US Dollar	6.275	1,074.000	6,739	17,614
Total Lease liabilities			6,739	17,614
Provisions
New Israel Shekel	87.793	288.191	25,301	26,716
Total Provisions			25,301	26,716
Borrowings
US Dollar	990.728	1,074.000	1,064,042	780,612
Borrowings with related parties
US Dollar	0.902	1,074.000	969	889
Total Borrowings			1,065,011	781,501
Derivative financial instruments
US Dollar	1.385	1,074.000	1,487	238
Total Derivative financial instruments			1,487	238
Total Liabilities			1,194,696	937,095

(1)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 15).
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
Exchange rates as of March 31, 2025 according to Banco Nación Argentina and the Central Bank of the Argentine Republic

Véase nuestro informe de fecha 11/11/22
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

31.
Other relevant events of the period

Warrants exercise - CRESUD

During the nine-month period ended March 31, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 3,6 million were received, for converted warrants of 6,291,628 and a total of 8,693,862 common shares of the Company with a nominal value of ARS 1 were issued.

General Ordinary and Extraordinary Shareholders’ Meeting - CRESUD

On October 28, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 45,000 million. These were paid fully as of the date of these consolidated financial statements. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved the request for the issuance and public offer of complementary common shares to those authorized by the CNV on February 8, 2021, within the agreement of the share capital increase by subscription of shares approved by the Shareholders´ Meeting held on October 30, 2019 and the Board of Directors on January 20, 2021 for a total of 90,000,000 common shares of par value ARS 1 and with the right to one vote per share and 90,000,000 options with the right to receive common shares.

Change in Warrants terms and conditions - CRESUD

As a result of the cash dividend payment made by the Company on October 28, 2024, certain terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.3146. Post-dividend ratio: 1.4075.
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.4303. Post-dividend price: USD 0.4019.

The other terms and conditions of the warrants remain the same.

Shares Buyback Program – New program - CRESUD

On October 28, 2024, the Board of Directors of CRESUD approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 6,500 million and up to 10% of the share capital, up to a daily limit of up to 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 12 per GDS and ARS 1,500 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On December 19, 2024, we completed the share buyback program, having acquired 4,522,623 common shares, representing approximately 99.98% of the approved program and 0.75% of the capital stock.

Dividend Payment – BrasilAgro

On October 22, 2024, General Ordinary and Extraordinary Shareholders’ Meeting, BrasilAgro approved the payment of dividends for a total amount of BRL 155 million. The full amount was paid as of the date of these consolidated financial statements.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Shares Buyback Program – New program - IRSA

On July 11, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 15,000 million and up to 10% of the share capital, up to a daily limit of 25% of the average volume of daily transactions that the shares have experienced of the Company, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,550 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On September 12, 2024, IRSA completed the share buyback program, having acquired 11,541,885 common shares, representing approximately 99.93% of the approved program and 1.56% of the capital stock of IRSA.

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 28, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 90,000 million. These were fully paid on the date of these consolidated financial statements. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved to distribute the amount of 25,700,000 treasury shares in the portfolio of nominal value ARS 10, derived from the share repurchase programs, to the shareholders in proportion to their shareholdings, and the request for the issuance and public offer of complementary common shares to those authorized by the CNV on February 8, 2021, within the agreement of the share capital increase by subscription of shares approved by the Shareholders´ Meeting held on October 30, 2019 and the Board of Directors on January 20, 2021 for a total of 80,000,000 common shares of par value ARS 1 (currently par value ARS 10) and with the right to one vote per share and 80,000,000 options with the right to receive common shares.

Change in Warrants terms and conditions - IRSA

On November 8, 2024, the Company announced that the terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified because of the cash dividend payment and the allocation of treasury shares to its shareholders carried out by the Company on November 5, 2024. Below are the terms that have been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.3070 (nominal value ARS 10). Post-dividend ratio: 1.4818 (nominal value ARS 10).
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.3307 (nominal value ARS 10). Post-dividend price: USD 0.2917 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Warrants exercise - IRSA

During the nine-month period ended March 31, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 4.9 million was received, for converted warrants of 11,450,536 and a total of 16,240,501 common shares of the Company with a nominal value of ARS 10 were issued.

Dividend Payment – FYO

On January 8, 2025, at the General Ordinary and Extraordinary Shareholders’ Meeting, FYO approved the payment of dividends for a total amount of USD 3.2 million.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Banco Hipotecario S.A. – Cash dividend payment

On March 31, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting of Banco Hipotecario S.A. approved the payment of a dividend of ARS 64,893 million, which will be paid in 10 equal, monthly, and consecutive installments, in proportion to each shareholder’s equity interest, and calculated in constant currency as of the payment date of each installment. The first payment is scheduled to begin on June 30, 2025.

As of the date of these financial statements, the authorization from the BCRA (Central Bank of the Argentine Republic, as per its Spanish acronym) is still pending.

32.
Subsequent events

Economic context in which the Group operates

Through General Resolution No. 5672/2025, dated April 14, 2025, the ARCA (Customs Collection and Control Agency, as per its Spanish acronym) modified the regime for the collection of the Income Tax and/or Personal Property Tax for individuals and legal entities.

Additionally, the Executive Power issued Decree No. 269/2025, which repealed Decree No. 28 from December 13, 2023, which had allowed the settlement of the foreign exchange equivalent of exports of goods (including pre-financing and post-financing) and services, with 80% through the foreign exchange market and 20% through transactions involving the purchase and sale of negotiable securities acquired in foreign currency and sold with settlement in local currency.

Furthermore, the Central Bank of the Argentine Republic issued new regulations to ease the foreign exchange market, which include:

●  Access to the foreign exchange market will be allowed for the payment of profits and dividends to non-resident shareholders when they correspond to distributable profits obtained from the profits realized in audited regular annual financial statements for fiscal years starting from January 1, 2025.
●  All imports of goods with customs entry registration as of April 14, 2025, will be able to be paid without a minimum period established by the BCRA.
●  Capital goods with pending customs registration may be paid as long as:
●  The sum of the advance payments does not exceed 30% of the FOB value of the goods to be imported.
●  The sum of advance payments, sight payments, and commercial debt without customs entry registration does not exceed 80% of the FOB value of the goods to be imported:
●  The tariff positions of the goods to be imported do NOT correspond to those detailed in point 12.1 of the Revised Text on Foreign Trade and Exchange.
●  Services provided from April 14, 2025, by an unrelated party may be paid from the date of provision or accrual (previously, payments were allowed 30 days from the date of provision or accrual).
●  Services provided from April 14, 2025, by a related party may be paid 90 days after the date of provision or accrual (previously, payments were allowed 180 days from the date of provision or accrual).

The Company’s management continuously monitors the evolution of the variables that affect its business to define its course of action and identify potential impacts on its financial and equity position.

The Group’s financial statements should be read considering these circumstances.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of lots – "Ramblas del Plata" - IRSA

On May 6, 2025, IRSA signed a barter agreement for a new lot in the first stage of the “Ramblas del Plata” project.

The first stage consists of 14 lots with 126,000 square meters, representing 18% of the total sellable area of the project. The bartered lot has an area of 1,701 square meters and an estimated total sellable area of 5,633 square meters.

The total value of the transaction is USD 4.2 million, which will be paid to IRSA through an upfront cash payment and sellable square meters to be received in the future.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Report on review of interim financial information

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Carlos Della Paolera 261, 9° floor
Autonomous City of Buenos Aires
Tax Registration Number: 30-50930070-0

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria [and its subsidiaries (the ‘Group’)] as at March 31, 2025 and the related condensed consolidated interim statement of financial performance and statements of comprehensive income for the nine-month and three-month periods then ended, and condensed consolidated statements of changes in equity and cash flows for the nine-month period then ended and selected explanatory notes.

Responsibilities of the Board of Directors

The board of Directors is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Report on compliance with current regulations

In accordance with current regulations, we report, in connection with Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria, that:

a)
the condensed consolidated interim financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria have not been transcribed into the Inventory and Balance Sheet book and, except for the above mentioned situation, as regards those matters that are within our competence, they are in compliance with the provisions of the General Companies Law and pertinent resolutions of the National Securities Commission;

b)
the condensed separate interim financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in accordance with legal requirements except for i) the lack of transcription to the Inventories and Balance Sheet Book, and ii) the lack of transcription to the General Journal Book of the accounting entries corresponding to the month of March 2025;

c)
we have read the Business Summary (“Reseña Informativa”), on which we have no observations to make regarding matters that are within our competence;

d)
as of March 31, 2025 the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to ARS 451,364,614, which was not due at that date.

Autonomous City of Buenos Aires, May 8, 2025.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. V° 1 F° 17
Carlos Brondo Public Accountant (UNCUYO) C.P.C.E.C.A.B.A. V. 391 F. 078

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2025

Brief comment on the Company’s activities during the period, including references to significant events that occurred after the end of the period.

Consolidated Results

(In ARS million)	9M 25	9M 24	YoY Var
Revenues	687,161	702,952	(2,2)%
Costs	(446,896)	(395,500)	13,0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	17,054	9,022	89,0%
Changes in the net realizable value of agricultural produce after harvest	1,778	4,752	(62,6)%
Gross profit	259,097	321,226	(19,3)%
Net gain from fair value adjustment on investment properties	(137,439)	(588,975)	(76,7)%
Gain from disposal of farmlands	25,772	9,752	164,3%
General and administrative expenses	(76,985)	(63,720)	20,8%
Selling expenses	(58,491)	(56,597)	3,3%
Other operating results, net	(2,386)	16,030	(114,9)%
Management Fee	(1,686)	(1,378)	22,4%
Result from operations	7,882	(363,662)	-
Depreciation and Amortization	39,292	37,623	4,4%
Rights of use installments	(13,473)	(16,768)	(19,7)%
EBITDA (unaudited)	33,701	(342,807)	-
Adjusted EBITDA (unaudited)	179,723	254,641	(29.4)%
Loss from joint ventures and associates	10,010	46,279	(78,4)%
Result from operations before financing and taxation	17,892	(317,383)	-
Financial results, net	86,472	145,905	(40,7)%
Result before income tax	104,364	(171,478)	-
Income tax expense	(46,469)	131,491	(135,3)%
Result for the period	57,895	(39,987)	-

Attributable to
Equity holder of the parent	22,228	34,835	(36,2)%
Non-controlling interest	35,667	(74,822)	-

Consolidated Revenues decreased during the nine-month period of fiscal year 2025 by 2.2% while Adjusted EBITDA decreased by 28.1% compared to the same period of fiscal year 2024. Agribusiness segments adjusted EBITDA was ARS 31,072 and urban properties and investments business (through IRSA) adjusted EBITDA was ARS 156,380 million.

The net result for the nine-month period of fiscal year 2025 registered a ARS 57,895 million gain, compared to a ARS 39,987 million loss in the same period of 2024. This result is mainly explained by the lower loss recorded from changes in fair value of investment properties in the urban properties and investment business (IRSA).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2025

Description of Operations by Segment

9M 2025	Agribusiness	Urban Properties and Investments	Total	9M 25 vs. 9M 24
Revenues	353,159	269,586	622,745	(3.9)%
Costs	(316,046)	(62,669)	(378,715)	12.6%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	15,226	-	15,226	84.4%
Changes in the net realizable value of agricultural produce after harvest	1,778	-	1,778	(62.6)%
Gross profit	54,117	206,917	261,034	(19.7)%
Net gain from fair value adjustment on investment properties	(1,322)	(135,893)	(137,215)	(76.7)%
Gain from disposal of farmlands	25,772	-	25,772	164.3%
General and administrative expenses	(31,344)	(46,036)	(77,380)	20.4%
Selling expenses	(41,214)	(17,400)	(58,614)	1.4%
Other operating results, net	3,403	(5,969)	(2,566)	(116.3)%
Result from operations	9,412	1,619	11,031	-
Share of profit of associates	(42)	9,155	9,113	(80.1)%
Segment result	9,370	10,774	20,144	-

9M 2024	Agribusiness	Urban Properties and Investments	Total
Revenues	371,988	276,363	648,351
Costs	(287,572)	(48,710)	(336,282)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	8,256	-	8,256
Changes in the net realizable value of agricultural produce after harvest	4,752	-	4,752
Gross profit	97,424	227,653	325,077
Net gain from fair value adjustment on investment properties	(68)	(589,004)	(589,072)
Gain from disposal of farmlands	9,752	-	9,752
General and administrative expenses	(31,903)	(32,347)	(64,250)
Selling expenses	(39,177)	(18,651)	(57,828)
Other operating results, net	22,037	(6,318)	15,719
Result from operations	58,065	(418,667)	(360,602)
Share of profit of associates	1,723	44,085	45,808
Segment result	59,788	(374,582)	(314,794)

2025 Campaign

The 2025 campaign progressed with a good level of rainfall in the region, despite some irregularity in frequency, sustained commodity prices, and stable input costs. In Argentina, late and spaced-out rains in the north have impacted crop yields, mainly soybean and corn. In the central and southern regions, weather conditions have been more favourable. In terms of prices, the temporary reduction in soybean export taxes from 33% to 26%, wheat and corn from 12% to 9.5%, and their elimination for regional economies have positively impacted available grains and future prices. The recent partial elimination of capital controls, with a direct impact on the convergence of exchange rates also generate good prospects for the agricultural sector.

Our Portfolio

During the second quarter of fiscal year 2025, our portfolio under management consisted of 728,112 hectares, of which 304,257 hectares are productive, and 423,855 hectares are land reserves distributed in the four countries of the region where we operate.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2025

Breakdown of Hectares:

Own and under Concession (*) (**) (***)

	Productive Lands
	Agricultural	Cattle	Reserved	Total
Argentina	73,380	140,423	313,133	526,936
Brazil	50,554	11,763	70,118	132,435
Bolivia	8,776	-	1,244	10,020
Paraguay	11,923	7,438	39,360	58,721
Total	144,633	159,624	423,855	728,112
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 34.86% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	55,713	10,896	-	66,609
Brazil	62,379	-	6,540	68,919
Bolivia	1,065	-	-	1,065
Total	119,157	10,896	6,540	136,593
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

in ARS million	9M 25	9M 24	YoY Var
Revenues	-	-	-
Costs	(215)	(228)	(5.7)%
Gross loss	(215)	(228)	(5.7)%
Net gain from fair value adjustment on investment properties	(1,322)	(68)	1844.1%
Gain from disposal of farmlands	25,772	9,752	164.3%
General and administrative expenses	(64)	(58)	10.3%
Selling expenses	(826)	(128)	545.3%
Other operating results, net	1,646	6,044	(72.8)%
Profit from operations	24,991	15,314	63.2%
Segment profit	24,991	15,314	63.2%
EBITDA	25,021	15,351	63.0%
Adjusted EBITDA	26,344	15,420	70.8%

The Segment profit increased by ARS 9,677 million, primarily driven by the gains from farmland sales recorded in the first quarter of the period. No farmland sales were registered in the region during the subsequent quarters.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2025

II)
Agricultural Production

The result of the Farming segment went from a ARS 21,365 million gain during the nine-month period of fiscal year 2024 to a ARS 10,579 million loss during the same period of the fiscal year 2025.

in ARS million	9M 25	9M 24	YoY Var
Revenues	220,754	255,544	(13.6)%
Costs	(186,435)	(216,051)	(13.7)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	15,226	8,256	84.4%
Changes in the net realizable value of agricultural produce after harvest	1,778	4,752	(62.6)%
Gross profit	51,323	52,501	(2.2)%
General and administrative expenses	(16,935)	(18,648)	(9.2)%
Selling expenses	(24,676)	(26,766)	(7.8)%
Other operating results, net	(264)	9,938	(102.7)%
Results from operations	9,448	17,025	(44.5)%
Results from associates	1,131	4,340	(73.9)%
Segment results	10,579	21,365	(50.5)%
EBITDA	25,471	28,876	(11.8)%
Adjusted EBITDA	22,772	17,226	32.2%

II.a) Crops and Sugarcane

Crops

in ARS million	9M 25	9M 24	YoY Var
Revenues	131,674	175,431	(24.9)%
Costs	(114,022)	(151,134)	(24.6)%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	4,621	18,587	(75.1)%
Changes in the net realizable value of agricultural produce after harvest	1,811	4,727	(61.7)%
Gross result	24,084	47,611	(49.4)%
General and administrative expenses	(11,756)	(13,346)	(11.9)%
Selling expenses	(21,080)	(23,425)	(10.0)%
Other operating results, net	3,282	10,800	(69.6)%
Profit from operations	(5,470)	21,640	-
Results from associates	1,129	4,289	(73.7)%
Activity Profit	(4,341)	25,929	-

Sugarcane

in ARS million	9M 25	9M 24	YoY Var
Revenues	51,119	44,942	13.7%
Costs	(41,262)	(38,702)	6.6%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	4,988	(5,642)	-
Gross result	14,845	598	2,382.4%
General and administrative expenses	(2,721)	(2,878)	(5.5)%
Selling expenses	(1,277)	(1,377)	(7.3)%
Other operating results, net	(2,188)	(396)	452.5%
Profit from operations	8,659	(4,053)	-
Activity profit	8,659	(4,053)	-

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2025

Operations

Production Volume (1)	9M 25	9M 24	9M 23	9M 22	9M 21
Corn	138,295	235,400	170,503	240,458	199,438
Soybean	189,216	151,007	153,662	157,916	104,217
Wheat	44,440	28,775	21,594	35,502	36,669
Sorghum	1,078	3,154	1,987	2,921	503
Sunflower	-	971	6,021	3,560	4,596
Cotton	20,449	14,684	4,396	3,094	6,818
Other	8,400	15,741	8,693	9,557	5,366
Total Crops (tons)	401,878	449,732	366,856	453,008	357,607
Sugarcane (tons)	1,340,673	1,305,064	1,287,194	1,532,906	1,669,521
(1)
Includes BrasilAgro. Excludes Agro-Uranga.

Next, we present the total volume sold according to its geographical origin measured in tons:

Volume of	9M 25			9M 24			9M 23			9M 22			9M 21
Sales (3)	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total	M.L. (1)	M.E. (2)	Total
Corn	150.4	20.0	170.4	199.9	94.4	294.3	162.2	92.6	254.8	239.8	65.3	305.1	233.9	70.0	303.9
Soybean	44.7	120.0	164.7	34.4	81.5	115.9	66.4	63.6	130.0	150.3	50.6	200.9	117.5	23.3	140.8
Wheat	23.8	-	23.8	28.4	-	28.4	15.4	-	15.4	31.2	1.3	32.5	29.2	1.3	30.5
Sorghum	12.8	-	12.8	3.7	-	3.7	13.2	-	13.2	22.7	-	22.7	-	-	-
Sunflower	0.6	-	0.6	3.5	-	3.5	1.4	-	1.4	1.6	-	1.6	2.7	-	2.7
Cotton	12.2	5.1	17.3	12.6	3.6	16.2	6.4	-	6.4	4.4	-	4.4	6.4	-	6.4
Others	9.9	-	9.9	13.0	-	13.0	8.2	-	8.2	7.6	1.4	9.0	5.3	1.0	6.3
Total Crops (thousand ton)	254.4	145.1	399.5	295.5	179.5	475.0	273.2	156.2	429.4	457.6	118.6	576.2	395.0	95.6	490.6
Sugarcane (thousands ton)	1,340.7	-	1,340.7	1,305.1	-	1,305.1	1,161.0	-	1,161.0	1,387.7	-	1,387.7	1,560.3	-	1,560.3
(1)
Local Market
(2)
International Market
(3)
Includes BrasilAgro. Does not include Agro-Uranga S.A

The Grains activity presented a negative variation of ARS 30,270 million, from a ARS 25,929 million gain during the nine-month period of fiscal year 2024 to a ARS 4,3410 million loss during the same period of fiscal year 2025, mainly because of:

●
A holding loss in Argentina due to price performance lagging behind inflation, mainly in soybeans, corn, and wheat. Although international commodity prices in dollar terms have increased slightly since the beginning of the year, the depreciation of the Argentine peso was below inflation.

●
Partially offset by better results from sales and holdings in Brazil, driven by an increase in soybean volumes sold, despite a fall in prices in BRL/Tn. Additionally, a gain was recorded in commodity derivatives results, as soybean positions taken during the campaign were sold at average prices above market levels.

The result of the Sugarcane activity increased by ARS 12,712 million, from a ARS 4,053 million loss in the nine-month period of fiscal year 2024 to a gain of ARS 8,659 million gain in the same period of 2025. This is mainly driven by higher production gains in Brazil, with improved margins due to increased ethanol consumption following the rise in diesel prizes, along with higher production volumes in tons, partially offset by higher fertilizer and transportation costs.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2025

Area in Operation (hectares) (1)	As of 03/31/25	As of 03/31/24	YoY Var
Own farms	113,431	115,083	(1.4)%
Leased farms	151,231	125,540	20.5%
Farms under concession	22,469	22,087	1.7%
Own farms leased to third parties	14,507	21,380	(32.1)%
Total Area Assigned to Production	301,638	284,090	6.2%
(1)
Includes 34.86% stake in Agro-Uranga and double cropping.

II.b) Cattle Production

Production Volume	9M 25	9M 24	9M 23	9M 22	9M 21
Cattle herd (tons)(1)	8,910	7,311	7,118	6,538	7,546
(1) Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of livestock we own.

Volume of	9M 25'			9M 24		9M 23			9M 22			9M 21
Sales (1)	D.M	F.M	Total	D.M F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	12.8	-	12.8	9.5	9.5	7.8	-	7.8	8.7	-	8.7	11.9	-	11.9
D.M.: Domestic market
F.M.: Foreign market

Cattle

In ARS Million	9M 25	9M 24	YoY Var
Revenues	32,285	24,699	30.7%
Costs	(26,508)	(19,315)	37.2%
Initial recognition and changes in the fair value of biological assets and agricultural produce	5,617	(4,689)	-
Changes in the net realizable value of agricultural produce after harvest	(33)	25	-
Gross Profit	11,361	720	1.477.9%
General and administrative expenses	(1,874)	(1,778)	5.4%
Selling expenses	(2,079)	(1,512)	37.5%
Other operating results, net	(1,136)	-380)	198.9%
Result from operations	6,272	(2,950)	-
Results from associates	2	51	(96.1)%
Activity Result	6,274	(2,899)	-

Area in operation – Cattle (hectares) (1)	As of 03/31/25	As of 03/31/24	YoY Var
Own farms	69,034	68,013	1.5%
Leased farms	10,896	10,896	0.0%
Farms under concession	2,696	2,696	0.0%
Own farms leased to third parties	2,895	-	-
Total Area Assigned to Cattle Production	85,521	81,605	4.8%
(1) Includes Agro-Uranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 03/31/25	As of 03/31/24	YoY Var
Breeding stock	66.574	69.677	(4,5)%
Winter grazing stock	15.579	10.551	47,7%
Sheep stock	12.863	13.642	(5,7)%
Total Stock (heads)	95.016	93.870	1,2%

The result of the Cattle activity increased by ARS 9,173 million, from a ARS 2,899 million gain during the nine-month period of fiscal year 2024 to a ARS 6,274 million gain in the same period of fiscal year 2025, mainly driven by improved price performance boosted by the strong international demand and limited supply, along with a significant increase in the volume of meat produced in Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2025

II.c) Agricultural Rental and Services

In ARS Million	9M 25	9M 24	YoY Var
Revenues	5,676	10,472	(45.8)%
Costs	(4,643)	(6,900)	(32.7)%
Gross profit	1,033	3,572	(71.1)%
General and Administrative expenses	(584)	(646)	(9.6)%
Selling expenses	(240)	(452)	(46.9)%
Other operating results, net	(222)	(86)	158.1%
Result from operations	(13)	2,388	-
Activity Result	(13)	2,388	-

The result of the activity decreased by ARS 2,401 million, from a ARS 2,388 million gain in the nine-month period of fiscal year 2024 to a ARS 13 million loss in the same period of 2025.

III) Other Segments

We include within "Others" the results coming from our investment in FyO.

The result of the segment decreased by ARS 48,720 million, going from a ARS 27,265 million gain for the nine-month period of fiscal year 2024 to a ARS 21,455 million loss for the same period of fiscal year 2025, due to a loss in stockpiling and consignment operations and on grain brokerage commissions.

In ARS Million	9M 25	9M 24	YoY Var
Revenues	132,405	116,444	13.7%
Costs	(129,396)	(71,293)	81.5%
Gross result	3,009	45,151	(93.3)%
General and administrative expenses	(9,600)	(9,041)	6.2%
Selling expenses	(15,712)	(12,283)	27.9%
Other operating results, net	2,021	6,055	(66.6)%
Result from operations	(20,282)	29,882	(167.9)%
Profit from associates	(1,173)	(2,617)	(55.2)%
Segment Result	(21,455)	27,265	(178.7)%
EBITDA	(18,013)	32,107	(156.1)%
Adjusted EBITDA	(18,043)	31,985	(156.4)%

IV) Corporate Segment

The negative result went from a loss of ARS 4,156 million in the first nine-month period of the fiscal year 2024 to a ARS 4,745 million in the same period of fiscal year 2025.

In ARS Million	9M 25	9M 24	YoY Var
General and administrative expenses	(4,745)	(4,156)	14.2%
Loss from operations	(4,745)	(4,156)	14.2%
Segment loss	(4,745)	(4,156)	14.2%
EBITDA	(4,745)	(4,156)	14.2%
Adjusted EBITDA	(4,745)	(4,156)	14.2%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2025

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of March 31, 2025, our direct and indirect equity interest in IRSA was 55.06% over stock capital.

Consolidated results of our subsidiary IRSA Inversiones y Representaciones S.A.

en ARS Millones	9M 25	9M 24	Var a/a
Revenues	335,543	332,881	0.8%
Results from operations	(302)	(420,513)	(99.9)%
EBITDA	9,175	(411,767)	-
Adjusted EBITDA	156,380	192,773	(18.9)%
Segment results	10,774	(374,582)	-

Consolidated revenues from sales, rentals and services increased by 0.8% during the nine-month period of fiscal year 2025 compared to the same period of 2024. Adjusted EBITDA reached ARS 156,380 million,18.9% lower than in the same period of the previous fiscal year.

Financial Indebtedness and Other

The following tables contain a breakdown of the company’s indebtedness as of March 31, 2025:

Agricultural Business

Description	Currency	Amount (USD MM)(1)(2)	Interest Rate	Maturity
Loans and bank overdrafts	ARS	0.9	Variable	< 30 days
Series XXXVIII	USD	70.4	8.00%	Mar-26
Series XLII	USD	30.0	0.00%	May-26
Series XLV	USD	10.2	6.00%	Aug-26
Series XL	USD	38.2	0.00%	Dec-26
Series XLIV	USD	39.8	6.00%	Jan-27
Series XLVI	USD	23.8	1.50%	Jul-27
Series XLVII	USD	64.4	7.00%	Nov-28
Other debt	USD	87.3
CRESUD’s Total Debt (3)	USD	365.0
Cash and cash equivalents (3)	USD	15.3
CRESUD’s Net Debt	USD	349.7
Brasilagro’s Total Net Debt	USD	137.2
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 1,074.75 ARS/USD and 5.6815 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Does not include FyO

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2025

Urban Properties and Investments Business

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	75.7	Variable	< 360 days
Series XXI	ARS	15.8	Variable	Jun-25
Series XVI	USD	28.3	7.00%	Jul-25
Series XVII	USD	25.0	5.00%	Dec-25
Series XX	USD	21.3	6.00%	Jun-26
Series XVIII	USD	21.4	7.00%	Feb-27
Series XXII	USD	15.8	5.75%	Oct-27
Series XIV	USD	85.7	8.75%	Jun-28
Series XXIII	USD	51.5	7.25%	Oct-29
Series XXIV	USD	293.3	8.00%	Mar-35
IRSA’s Total Debt	USD	633.8
Cash & Cash Equivalents + Investments (2)	USD	401.9
IRSA’s Net Debt	USD	231.9

(1)
Principal amount in USD (million) at an exchange rate of ARS 1,074.75/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2)
Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.

Comparative Summary Consolidated Balance Sheet Data

In ARS million	Mar-25	Mar-24	Mar-23	Mar-22	Mar-21
Current assets	1,173,788	1,062,329	1,003,539	1,083,350	1,096,662
Non-current assets	3,448,008	3,593,623	4,123,471	4,170,264	4,579,481
Total assets	4,621,796	4,655,952	5,127,010	5,253,614	5,676,143
Current liabilities	936,607	981,489	856,101	948,527	1,444,098
Non-current liabilities	1,783,058	1,593,603	1,998,829	2,348,044	2,277,052
Total liabilities	2,719,665	2,575,092	2,854,930	3,296,571	3,721,150
Total capital and reserves attributable to the shareholders of the controlling company	845,583	904,815	969,677	711,733	680,181
Minority interests	1,056,548	1,176,045	1,302,403	1,245,310	1,274,812
Shareholders’ equity	1,902,131	2,080,860	2,272,080	1,957,043	1,954,993
Total liabilities plus minority interests plus shareholders’ equity	4,621,796	4,655,952	5,127,010	5,253,614	5,676,143

Comparative Summary Consolidated Statement of Income Data

In ARS million	Mar-25	Mar-24	Mar-23	Mar-22	Mar-21
Gross profit	259,097	321,226	264,853	356,642	302,723
Profit from operations	7,882	(363,662)	(109,346)	125,370	35,338
Results from associates and joint ventures	10,010	46,279	3,396	(6,526)	(38,960)
Profit from operations before financing and taxation	17,892	(317,383)	(105,950)	118,844	(3,622)
Financial results, net	86,472	145,905	99,440	208,500	25,056
Profit before income tax	104,364	(171,478)	(6,510)	327,344	21,434
Income tax expense	(46,469)	131,491	226,243	63,806	(55,321)
Result of the period of continuous operations	57,895	(39,987)	219,733	391,150	(33,887)
Result of discontinued operations after taxes	-	-	-	-	(140,769)
Result for the period	57,895	(39,987)	219,733	391,150	(174,656)
Controlling company’s shareholders	22,228	34,835	123,907	242,078	(88,157)
Non-controlling interest	35,667	(74,822)	95,826	149,072	(86,499)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2025

Comparative Summary Consolidated Statement of Cash Flow Data

In ARS million	Mar-25	Mar-24	Mar-23	Mar-22	Mar-21
Net cash generated by operating activities	1,634	94,643	39,202	123,169	(96,134)
Net cash (used in) / generated by investment activities	(33,912)	148,686	99,376	134,338	1,110,675
Net cash generated by / (used in) financing activities	220,191	(303,048)	(325,760)	(386,192)	(734,522)
Total net cash generated / (used) during the fiscal period	187,913	(59,719)	(187,182)	(128,685)	280,019

Ratios

In ARS million	Mar-25	Mar-24	Mar-23	Mar-22	Mar-21
Liquidity (1)	1.253	1.082	1.172	1.142	0.759
Solvency (2)	0.699	0.808	0.796	0.594	0.525
Restricted capital (3)	0.746	0.772	0.804	0.794	0.807
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets

Material events of the quarter and subsequent events

February 2025: Warrants Exercise

The Company informs that between February 17 and 25, 2025, certain warrants holders have exercised their right to acquire additional shares.

Therefore, a total of 1,908,747 ordinary shares of the Company will be registered, with a face value of ARS 1. As a result of the exercise, USD 767,125 were collected by the Company.

After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 603,140,435 to 605,049,182, and the number of outstanding warrants decreased from 81,063,170 to 79,706,994.

March 2025: Credit Rating Upgrade

The Company informs that FIX SCR S.A. Risk Rating Agent (affiliate of Fitch Ratings), upgraded the long-term issuer local rating of CRESUD S.A.C.I.F. y A. from AA+(arg) to AAA(arg), with Stable Outlook, and confirmed the short-term issuer rating at category A1+ (arg).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2025

EBITDA Reconciliation

In this summary report, we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized and realized sales.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

	2025	2024
Result for the period	57,895	(39,987)
Income tax expense	46,469	(131,491)
Net financial results	(86,472)	(145,905)
Share of profit of associates and joint ventures	(10,010)	(46,279)
Depreciation and amortization	39,292	37,623
Rights of use installments	(13,473)	(16,768)
EBITDA (unaudited)	33,701	(342,807)
Gain from fair value of investment properties, not realized - agribusiness	1,322	68
Gain from fair value of investment properties, not realized - Urban Properties Business	136,117	588,907
Realized sale – Real Estate	2,973	33,618
Initial recognition and changes in fair value of biological assets	(17,006)	(8,300)
Realized initial recognition and changes in fair value of biological assets	14,277	1,237
Others	8,339	(18,082)
Adjusted EBITDA (unaudited)	179,723	254,641

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Summary as of March 31, 2025

Brief comment on prospects for the fiscal year

The 2025 campaign progressed with a good level of rainfall in the region despite some irregularity in frequency, sustained commodity prices, and stable input costs. In Argentina, late and spaced-out rains in the north have impacted crop yields, mainly soybean and corn. In the central and southern regions, weather conditions have been more favourable. In terms of prices, the temporary reduction in soybean export taxes from 33% to 26%, wheat and corn from 12% to 9.5%, and their elimination for regional economies have positively impacted available grains and future prices. The recent partial elimination of capital controls, with a direct impact on the convergence of exchange rates, also generate good prospects for the agricultural sector.

Regarding livestock activity, we expect a year of good prices in Argentina with high production and good margins. The feedlots that the company has in La Pampa and Salta are operating at full capacity.

On the real estate side, since the new government took office in December 2023, we have begun to see greater interest in our farms in Argentina and operations that are gradually materializing. In Brazil, liquidity in the land market continues, and Brasilagro was able to close good deals in recent quarters. As part of our business strategy, we will continue to sell farms that have reached their maximum appreciation level in Argentina and the region.

Our agricultural commercial services business, through FyO, projects continued growth in grain trading, continuing the company’s digital transformation, and advancing the regionalization of the input business in Brazil, Paraguay, Bolivia, and Peru with the aim of increasing sales and margins.

The urban properties and investments business, which we own through IRSA, has been showing good operational performance in its rental businesses and launching new mixed-use developments, such as Ramblas del Plata in Puerto Madero Sur, which we expect will drive the company's growth over the next 10 to 15 years. The outlook for the second half of the 2025 fiscal year is positive for consumption in shopping malls and the office portfolio, while the hotel sector presents a greater challenge given the impact of the current lower FX competitiveness in Argentina. We trust in the quality of IRSA's portfolio and the management's ability to adapt to changes in the context and continue offering the best proposals to its tenants and visitors.

We will continue working during the 2025 fiscal year on reducing and streamlining the cost structure while continuing to evaluate financial, economic, and/or corporate tools that allow the Company to improve its position in the market in which it operates and have the necessary liquidity to meet its obligations, such as the disposal of assets publicly and/or privately, which may include real estate as well as marketable securities owned by the Company, notes issuance, repurchase of own shares, among other instruments that are useful to the proposed objectives.

We believe that Cresud, owner of a diversified rural and urban real estate portfolio, with experienced management team and a great track record in accessing capital markets, will have excellent opportunities to take advantage of the best opportunities in the market.

Alejandro G. Elsztain
CEO